Exhibit 99.1

Lima, Peru, November 5, 2020 – Credicorp Ltd. (NYSE: BAP) announced its unaudited results for the third quarter of 2020. These results are consolidated according to IFRS in Soles.

Third Quarter 2020 results

In 3Q20, Credicorp reported net income of S/104.6 million, which translated into an ROAE and ROAA of 1.8% and 0.2% respectively. If we exclude non-recurring events this quarter for a total of S/184.8 million (income tax adjusted), adjusted earnings and ROE in 3Q20 is S/289.4 million and 4.9% respectively. With these results, Credicorp is on the road to recovery from the COVID-19 crisis.

Economic activity shows signs of recovery in 3Q20 and appears to have left the worst behind after having reported a drop of -30% YoY in the second quarter. In September, indicators such as electricity demand, cement dispatchments, real estate transactions and light vehicle sales have exhibited a V shaped recovery and are situated close to their pre-pandemic levels. Moreover, GDP growth forecasts for 2021 have been revised upwards.

Credicorp’s operating and financial indicators show signs of recovery, both in SMEs and Individuals. In the first case, SMEs that have benefited from government program facilities show better payment performance than those who have not. In the second case, Individuals who are payroll clients show better payment performance than non-payroll clients. Personal loans are up this quarter and the month of September marked a turning point on the road to recovering normal origination levels and the reprogramming portfolio has stabilized. Finally, we are seeing on-going acceleration in our clients’ adoption of digital channels.

The results in 3Q20 show:

QoQ expansion in average daily loans balances was driven by Government Programs (GP) loans rather than structural loans. The latter posted a contraction, mainly driven by BCP Wholesale Banking, where clients repaid liquidity facilities disbursed at the beginning of the crisis. In the YoY analysis, total loans grew 19.6% measured in average daily balances and 21.3% measured in quarter-end-balances, while structural loans (excluding GP loans) grew +1.9% measured in average daily balances but fell -0.3% measured in quarter-end-balances.

NII began to recover 3Q20 and posted expansion of +10.2% QoQ. Interest income grew +8.3% QoQ, after having reported non-recurring charges for impairment due to frozen loans in 2Q20. Adjusted Interest Income fell -6,2%, driven mainly by a drop in interest rates and a contraction in the structural portfolio. Interest Expenses grew 3.3% QoQ but if we exclude a non-recurring expense for bonds exchange at BCP, adjusted interest expenses contracted -10.8% QoQ due to effective management of the funding mix and cost. In this context, recurring NII fell -4.6% this QoQ. In terms of Margins, NIM and Structural NIM situated at 4.05% and 4.46% respectively this quarter.

In terms of client payment performance at BCP and Mibanco, we have seen a slight improvement and the reprogrammed portfolio has stabilized. Provisions this quarter have been significantly lower than those registered in 2Q20, driven by an improvement in macroeconomic expectations and adjustments to the expected loss model, which include new variables to generate a better overview of our clients’ status. In this scenario, the Cost of Risk (CofR) at Credicorp was situated at 3.84% in 3Q20 and 5.08% YTD. If we adjust provisions and loans for GP disbursements, the Structural Cost of Risk was situated at 4.37% in 3Q20 and 5.89% YTD. Given that growth in provisions outpaced the expansion reported for the NPL portfolio, the coverage ratio for the NPL portfolio rose from 108.9% in 3Q19 to 169.9% in 3Q20.

Non-financial income reflected expansion of 8.8% QoQ, which was mainly attributable to an increase in transactions after an uptick in economic activity. This, coupled with the reactivation of fee exceptions offered to clients as facilities to overcome the crisis during 2Q20, led Fee income to grow 54% this quarter, mainly though BCP Stand-alone. YoY and YTD, non-financial income fell -12.4% and -15.3% respectively due to a decrease in transactional activity in 2Q20.

The underwriting result for insurance was negative QoQ, YoY and YTD, situating at -103.2%, -103.5% and -22.5% respectively. This was driven mainly by an increase in claims due to an increase in provisions (COVID-19 IBNR) and growth in claims in the life insurance business during the pandemic. The aforementioned was attenuated by a drop in claims and a partial recovery in net earned premiums in Property & Casual business.

The efficiency ratio stood at 45.0%, while adjusted Efficiency (excluding non-recurring events from Operating income) stood at 44.8% this quarter. In the YoY analysis, the adjusted efficiency ratio deteriorated 170 pbs, which was mainly due to a decrease in both margins and fees. The aforementioned was attenuated by the measures Credicorp is taking to control operating expenses in the adverse context generated by COVID-19.

Table of Contents

Credicorp Ltd. (NYSE: BAP): Third Quarter Results 2020	3
Financial Overview	3
Credicorp and subsidiaries	4
1. Interest-earning assets (IEA)	5
1.1. Evolution of IEA	5
1.2. Credicorp Loans	6
1.2.1. Loan evolution by business segment	6
1.2.2. Evolution of the level of dollarization by segment	10
1.2.3. Market share in loans	11
2. Funding Sources	12
2.1. Funding Structure	12
2.2. Deposits	13
2.2.1. Deposits: dollarization level	14
2.2.2. Market share in Deposits	15
2.3. Other funding sources	15
2.4. Loan / Deposit (L/D)	16
2.5. Funding Cost	17
3. Portfolio quality and Provisions for loan losses	20
3.1. Provisions for loan losses	20
3.2. Portfolio Quality: Delinquency ratios	21
3.2.1. Delinquency indicators by business line	23
4. Net Interest Income (NII)	27
4.1. Interest Income	27
4.2. Interest Expenses	29
4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM	30
5. Non-Financial Income	33
5.1. Fee Income	35
5.1.1. By subsidiary	35
5.1.2. Fee income in the Banking Business	36
6. Insurance Underwriting Result	37
6.1. Life Insurance	37
6.2. Property and Casualty Insurance	38
6.3. Acquisition Cost	40
6.4 Underwriting Result by Business	41
7. Operating Expenses and Efficiency	42
7.1. Credicorp’s Administrative, General and Tax Expenses	43
7.2. Efficiency Ratio	44
8. Regulatory Capital	46
8.1. Regulatory Capital – BAP	46
8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP	47
8.3. Regulatory Capital at Mibanco based on Peru GAAP	49
9. Distribution channels	51
9.1. Universal Banking	51
9.1.1. Points of contact by geographic area – BCP Stand-alone	51
9.1.2. Transactions per channel – BCP Stand-alone	52
9.1.3. Points of Contact – BCP Bolivia	53
9.2. Microfinance	53
9.2.1. Points of Contact – Mibanco	53
10. Economic Perspectives	54
10.1. Peru Economic Forecasts	54
10.2. Main Economic Variables	54
11. Appendix	58
11.1. Credicorp	58
11.2. Credicorp Stand-alone	60
11.3. BCP Consolidated	61
11.4. BCP Stand-alone	64
11.5. Mibanco	67
11.6. BCP Bolivia	68
11.7. Credicorp Capital	69
11.8. Atlantic Security Bank	70
11.9. Grupo Pacifico	72
11.10. Prima AFP	74
11.11. Table of calculations	75
11.12. Non-recurring events	76
11.13. Glossary of terms	77

Credicorp Ltd. (NYSE: BAP): Third Quarter Results 2020

Financial Overview

Credicorp Ltd.	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Net interest income (1)	2,276,400	1,961,128	2,161,695	10.2%	-5.0%	6,725,971	6,502,122	-3.3%
Provision for credit losses on loan portfolio, net of recoveries	(502,772)	(2,540,457)	(1,305,905)	-48.6%	159.7%	(1,334,277)	(5,187,843)	288.8%
Risk-adjusted net interest income (1)	1,773,628	(579,329)	855,790	n.a.	-51.7%	5,391,694	1,314,279	-75.6%
Non-financial income (1)	1,299,256	1,015,349	1,102,597	8.6%	-15.1%	3,687,029	3,075,811	-16.6%
Insurance underwriting result (1)	125,151	135,680	(4,340)	n.a.	n.a.	352,487	273,267	-22.5%
Total expenses (1)	(1,679,234)	(1,627,912)	(1,801,920)	10.7%	7.3%	(4,831,983)	(5,208,467)	7.8%
Profit before income tax (1)	1,518,801	(1,056,212)	152,127	n.a.	-90.0%	4,599,227	(545,110)	n.a.
Income taxes (1)	(403,221)	414,775	(55,539)	n.a.	n.a.	(1,239,852)	213,437	n.a.
Net profit	1,115,580	(641,437)	96,588	n.a.	-91.3%	3,359,375	(331,673)	n.a.
Non-controlling interest	22,545	(21,046)	(8,018)	-61.9%	n.a.	66,900	(25,163)	n.a.
Net profit attributable to Credicorp	1,093,035	(620,391)	104,606	n.a.	-90.4%	3,292,475	(306,510)	n.a.
Net income / share (S/)	13.75	(7.81)	1.32	n.a.	-90.4%	41.41	(3.86)	n.a.
Loans	112,209,990	132,741,720	136,148,711	2.6%	21.3%	112,209,990	136,148,711	21.3%
Deposits and obligations	107,391,720	129,664,332	137,202,674	5.8%	27.8%	107,391,720	137,201,587	27.8%
Net equity	26,000,638	23,396,028	23,594,683	0.8%	-9.3%	26,000,638	23,594,683	-9.3%
Profitability
Net interest margin (2)	5.40%	4.03%	4.05%	2 bps	-135 bps	5.37%	4.41%	-96 bps
Risk-adjusted Net interest margin (2)	4.21%	-1.19%	1.60%	n.a.	-261 bps	4.31%	0.89%	-342 bps
Funding cost (2)	2.46%	1.86%	1.74%	-12 bps	-72 bps	2.40%	1.90%	-50 bps
ROAE (2)	17.1%	-10.7%	1.8%	n.a.	-1530 bps	17.62%	-1.60%	n.a.
ROAA (2)	2.4%	-1.2%	0.2%	n.a.	-220 bps	2.4%	-0.2%	n.a.
Loan portfolio quality
IOL ratio (3)	2.98%	2.89%	3.04%	15 bps	6 bps	2.98%	3.04%	6 bps
IOL over 90 days ratio	2.26%	1.50%	1.72%	22 bps	-54 bps	2.26%	1.72%	-54 bps
NPL ratio (4)	4.07%	3.78%	4.17%	39 bps	10 bps	4.07%	4.17%	10 bps
Cost of risk (2)(5)	1.79%	7.66%	3.84%	-382 bps	205 bps	1.59%	5.08%	349 bps
Coverage ratio of IOLs	148.8%	218.9%	233.1%	1420 bps	8430 bps	148.8%	233.1%	8430 bps
Coverage ratio of IOL 90-days	196.0%	423.2%	413.4%	-980 bps	21740 bps	196.0%	413.4%	21740 bps
Coverage ratio of NPLs	108.9%	167.5%	169.9%	240 bps	6100 bps	108.9%	169.9%	6100 bps
Operating efficiency
Efficiency ratio (1) (6)	43.1%	50.1%	45.0%	-510 bps	190 bps	42.9%	45.9%	300 bps
Operating expenses/Total average assets (1) (7)	3.67%	3.07%	2.93%	-14 bps	-74 bps	3.62%	3.17%	-45 bps
Insurance ratios
Combined ratio of P&C (8)(9)	97.9%	79.8%	84.8%	500 bps	-1310 bps	99.8%	84.8%	-1500 bps
Loss ratio (9)(10)	63.8%	59.8%	86.0%	2620 bps	2220 bps	64.5%	68.5%	400 bps
Capital adequacy (11)
BIS ratio (12)	15.45%	14.80%	15.39%	59 bps	-6 bps	15.45%	15.39%	-6 bps
Tier 1 ratio (13)	11.79%	10.54%	10.70%	16 bps	-109 bps	11.79%	10.70%	-109 bps
Common equity tier 1 ratio (14)	11.95%	11.22%	11.45%	23 bps	-50 bps	11.95%	11.45%	-50 bps
Employees	35,174	38,219	37,572	-1.7%	6.8%	35,119	37,572	7.0%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (15)	14,872	14,977	14,977	0.0%	0.7%	14,872	14,977	0.7%
Floating Shares (1)	79,510	79,405	79,405	0.0%	-0.1%	79,510	79,405	-0.1%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Internal overdue loans include overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk: Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(6) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest income + Fee Income + Net gain on foreign exchange transactions + Net Gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net Premiums Earned).

(7) Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances. "

(8) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) Net claims / Net earned premiums.

(11) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(12) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(13) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(14) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(15) Include shares held by Atlantic Security Holding Corporation (ASHC) and share-based payments.

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		Year		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Universal Banking
BCP Stand-alone	831,423	(528,404)	421,770	n.a.	-49.3%	2,437,771	35,569	-98.5%
BCP Bolivia	25,575	(39,583)	(20,753)	-47.6%	n.a.	65,021	(53,507)	n.a.
Microfinance
Mibanco (1)	95,137	(271,439)	(154,812)	-43.0%	n.a.	291,654	(392,925)	n.a.
Bancompartir S.A	-	(12,932)	(66,814)	416.7%	n.a.	-	(83,158)	n.a.
Encumbra	852	(1,164)	(1,569)	34.8%	n.a.	3,940	(1,686)	n.a.
Insurance and Pensions
Grupo Pacifico (2)	88,949	99,686	(14,545)	n.a.	n.a.	263,239	183,802	-30.2%
Prima AFP	42,394	51,232	38,037	25.8%	-10.3%	149,761	85,190	-43.1%
Investment Banking and Wealth Management
Credicorp Capital	13,010	15,616	26,782	71.5%	105.9%	39,252	42,757	8.9%
Atlantic Security Bank	43,376	127,105	(60,949)	n.a.	n.a.	143,716	65,644	-54.3%
Others (3)	(47,682)	(60,507)	(62,541)	-3.4%	-31.2%	(101,880)	(188,196)	84.7%
Net income attributed to Credicorp	1,093,034	(620,390)	104,606	n.a.	-90.4%	3,292,474	(306,510)	n.a.

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) The figure is lower than the net income of Mibanco because Credicorp owns 99.921% of Mibanco (directly and indirectly).

(2) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(3) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			Year
ROAE	3Q19	2Q20	3Q20	Sep 19	Sep 20
Universal Banking
BCP Stand-alone	21.7%	-13.6%	11.3%	21.5%	0.3%
BCP Bolivia	14.4%	-22.5%	-12.0%	12.2%	-10.1%
Microfinance
Mibanco (1)	18.7%	-56.0%	-35.8%	19.7%	-28.4%
Bancompartir	0.0%	-47.0%	-319.9%	0.0%	-112.2%
Encumbra	5.8%	-8.5%	-11.2%	9.1%	-3.9%
Insurance and Pensions
Grupo Pacifico (2)	11.0%	14.5%	-2.1%	11.7%	8.8%
Prima	26.0%	35.8%	24.6%	30.6%	17.0%
Investment Banking and Wealth Management
Credicorp Capital	9.3%	10.2%	16.3%	8.4%	8.6%
Atlantic Security Bank	20.3%	73.5%	-29.9%	22.8%	12.1%
Credicorp	17.1%	-10.7%	1.8%	17.6%	-1.6%

(1) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 17.49% in 3Q19, -52.24% in 2Q20 and -33.18% in 3Q20. YTD was 18.43% for September 2019 and -26.43% for September 2020.

(2) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 16.28% in 3Q19, 16.74% in 2Q20 and -2.5% in 3Q20."" YTD was 15.73% for September 2019 and 10.25% for September 2020."

In 3Q20, Credicorp registered a net income of S/ 104.6 million, which translated into a ROAE of 1.8%.

This quarter, Credicorp recorded multiple non-recurring events, which are detailed in this report and Annex 11.12. These non-recurring events impacted Credicorp’s 3Q20 results by S/ 184.8 million, after taxes. If we exclude non-recurring events, Credicorp’s adjusted 3Q20 net income was S/ 289.4 million, which represented an improvement compared to the adjusted loss of S/ -447.3 million registered in 2Q20. In this context, Credicorp’s adjusted 3Q20 ROAE was situated at 4.9%, which topped the –7.7% registered in 2Q20.

1.       Interest-earning assets (IEA)

At the end of September 2020, IEAs registered growth of +5.9% QoQ and +28.4% YoY. This expansion was mainly attributable to growth in the loan and investment portfolios. Loans reported expansion of +4.5% QoQ and +19.6% YoY in average daily balances. This was attributable to an increase in the share of loans contributed by Retail banking via the SME-Business and SME segments, which received an influx of loan disbursements through the government program “Reactiva Peru”. If we exclude the effect generated by government programs (Reactiva Perú y FAE-Mype), loans in the Structural Portfolio fell -5.4% QoQ and increased +1.9% YoY measured in average daily balances.

Interest earning assets	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Cash and due from banks	20,004,002	29,425,115	28,219,512	-4.1%	41.1%
Interbank funds	254,175	5,403	2,031	-62.4%	-99.2%
Total investments	33,956,227	41,637,044	51,648,986	24.0%	52.1%
Cash collateral, reverse repurchase agreements and securities borrowing	3,903,051	2,920,789	2,821,116	-3.4%	-27.7%
Financial assets designated at fair value through profit or loss	617,387	662,634	729,059	10.0%	18.1%
Total loans (1)	112,209,990	132,741,720	136,148,711	2.6%	21.3%
Total interest earning assets	170,944,832	207,392,705	219,569,415	5.9%	28.4%

(1) Figures differ from previously reported, please consider the data presented on this report.

Total Investments	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Fair value through profit or loss investments	3,808,137	5,118,994	6,658,680	30.1%	74.9%
Fair value through other comprehensive income investments	26,794,192	32,213,665	40,712,831	26.4%	51.9%
Amortized cost investments	3,353,898	4,304,385	4,277,475	-0.6%	27.5%
Total investments	33,956,227	41,637,044	51,648,986	24.0%	52.1%

1.1. Evolution of IEA

Total loans

Total loans, measured in quarter-end balances, grew +2.6% QoQ, driven primarily by Reactiva loans through BCP Stand-alone and Mibanco. If we exclude loans disbursed through government programs (Reactiva Perú and FAE-Mype), loans in the “Structural Portfolio” fell -5.0% QoQ.

The quarterly evolution of the portfolio was primarily driven by variations in loan balances at BCP Stand-alone (+1.4% QoQ) and Mibanco (+12.8% QoQ):

(i)	The highest growth registered in the loan portfolio was attributable to Retail Banking at BCP Stand-alone. This increase was driven mainly by loans disbursed through the Reactiva Peru program in the SME segment and, to a lesser extent, through the SME-Business segment. BCP was awarded with an important share of total loans granted through Reactiva Peru.

Mibanco’s portfolio also reported a significant increase in loan disbursements after increasing its participation in phase 2 of the Reactiva Program, whose design facilitated outreach to microbusinesses and the informal sector. Mibanco also participated in the FAE-Mype program, and was awarded a large share of the total loans granted. The quarterly evolution is also attributable to the exchange rate effect on the FC loan portfolio after the US dollar appreciated 1.7% YoY. If we exclude the exchange rate effect, total loans grew 2.0% QoQ in real terms for the total portfolio but fell -5.6% for the structural portfolio.

YoY, loans measured in quarter-end balances increased +21.3%, driven mainly by the participation of BCP Stand-alone and Mibanco in Reactiva Peru. If we exclude the loans disbursed through the Governments’ program (Reactiva Perú and FAE-Mype), loans in the “Structural Portfolio” fell -0.3% YoY measured in quarter-end balances. YoY expansion was attributable to growth in loan balances at BCP Individual (+21.9% YoY) and Mibanco (+17.4% YoY):

(i)	Growth in the Retail Banking portfolio at BCP Stand-alone was led, in order, by the SME and SME-Business segments, which reported an increase in disbursements for working capital in LC through the Reactiva Peru program.

(ii)	Loan expansion in the Wholesale Banking portfolio at BCP Stand-alone was led, in order of contribution to total growth by Middle Market Banking loans, in line with an increase in disbursements in LC through Reactiva Peru, followed by Corporate Banking loans, which balances increased due to an uptick in the demand for working capital and medium-term, fixed rate financings in LC and FC at the end of 2019 (period of low interest rates); and lastly, by an increase in companies’ use of credit lines to protect liquidity during the pandemic.

(iii)	Growth in Mibanco’s portfolio (+17.4% YoY), where growth in quarter-end balances was driven mainly by the Reactiva Peru and FAE-Mype programs.

YoY growth in loans was also attributable to the impact of the exchange rate effect on the FC portfolio, which was driven by a 6.3% YoY increase in the value of the dollar. If we exclude the exchange rate effect, total loans grew 19.0% YoY in real terms for the total portfolio but fell -2.7% YoY for the structural portfolio. At the end of September 2020, FC loans represented 32.7% of total loans, versus 38.7% in 3Q19. This decrease was attributable to an increase in disbursements in LC through government programs and to a drop in FC loans in the Wholesale Portfolio.

Investments

Total investments increased +24.0% QoQ and +52.1% YoY, which was attributable to growth in the fair value through other comprehensive income portfolio at BCP Stand-alone. This expansion was driven by an uptick in purchases of low-risk profitable assets in a context of higher liquidity. Credicorp is currently optimizing its mix of earning assets to increase the profitability of liquid assets and is seeking investment opportunities through the sovereign curve to boost our portfolio returns.

Other IEA

Available funds increased 41.1% YoY due to excess liquidity, which was generated by Government loans. Most of this fresh capital was deposited in bank accounts, primarily at BCP, and subsequently used to cover payments to suppliers, payroll and other working capital needs. Available funds fell -4.1% QoQ, spurred by an increase in purchases of low-risk profitable assets as explained in the Investment section.

Non-Interest-Earning Assets

Regarding Non-interest-earning Assets, there was an adjustment to Bancompartir´s Goodwill this quarter for S/ 64MM. It is important that note that we acquired this business prior to crisis and as such, the current estimated value has varied from our initial projections. Nonetheless, we still see significant potential value down the road, which can be leveraged through credit risk management, and an improvement in efficiency and productivity.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

Next, we will discuss the composition of loans by subsidiary and business segment measured in average daily balances. These balances provide the most complete picture of how loan interest, which constitutes Credicorp’s primary source of income, has evolved. Additionally, average daily balances reflect trends or variations to a different degree than quarter-end balances which may include pre-payments or loans made at the end of the quarter. In comparative terms, these payments, affect average daily balances less than quarter-end balances and as such, the former provide a more balanced picture of loan evolution.

Average daily loan balances increased +4.5% QoQ and +19.6% YoY, which was mainly attributable to an increase in balances in the SME-Business and SME segment in Retail Banking at BCP Stand-alone after BCP took on a vast portion of the loans offered through the Reactiva Peru program. If we exclude loans linked to the Government’s financial relief programs, loans in the “Structural Portfolio” fell -5.4% QoQ but grew 1.9% YoY. QoQ and YoY growth in loan balances was concentrated in local currency given that loans through government programs are made in Soles.

Loan evolution measured in average daily balances by segment (1)(2)

	TOTAL LOANS							% change
	Expressed in million S/			Structural		% change		Structural		% Part. in total loans			Structural
	3Q19	2Q20	3Q20	2Q20	3Q20	QoQ	YoY	QoQ	YoY	3Q19	2Q20	3Q20	3Q20
BCP Stand-alone	91,700	106,610	111,385	99,218	93,444	4.5%	21.5%	-5.8%	1.9%	82.1%	83.4%	83.4%	82.1%
Wholesale Banking	46,434	55,940	54,838	52,628	48,330	-2.0%	18.1%	-8.2%	4.1%	41.6%	43.8%	41.1%	42.5%
Corporate	28,024	34,028	31,448	33,572	30,626	-7.6%	12.2%	-8.8%	9.3%	25.1%	26.6%	23.5%	26.9%
Middle - Market	18,410	21,912	23,389	19,056	17,704	6.7%	27.0%	-7.1%	-3.8%	16.5%	17.1%	17.5%	15.6%
Retail Banking	45,266	50,670	56,547	46,590	45,113	11.6%	24.9%	-3.2%	-0.3%	40.5%	39.7%	42.3%	39.7%
SME - Business	5,544	7,532	10,014	5,262	4,574	33.0%	80.6%	-13.1%	-17.5%	5.0%	5.9%	7.5%	4.0%
SME - Pyme	9,851	11,928	16,062	10,118	10,068	34.7%	63.1%	-0.5%	2.2%	8.8%	9.3%	12.0%	8.9%
Mortgage	16,095	16,939	16,816	16,939	16,816	-0.7%	4.5%	-0.7%	4.5%	14.4%	13.3%	12.6%	14.8%
Consumer	8,239	9,118	9,018	9,118	9,018	-1.1%	9.5%	-1.1%	9.5%	7.4%	7.1%	6.8%	7.9%
Credit Card	5,538	5,153	4,637	5,153	4,637	-10.0%	-16.3%	-10.0%	-16.3%	5.0%	4.0%	3.5%	4.1%
Mibanco	10,068	10,823	11,593	10,635	9,729	7.1%	15.1%	-8.5%	-3.4%	9.0%	8.5%	8.7%	8.6%
Bolivia	7,431	7,902	8,149	7,902	8,149	3.1%	9.7%	3.1%	9.7%	6.7%	6.2%	6.1%	7.2%
ASB	2,467	2,443	2,438	2,443	2,438	-0.2%	-1.1%	-0.2%	-1.1%	2.2%	1.9%	1.8%	2.1%
BAP's total loans	111,666	127,779	133,565	120,199	113,760	4.5%	19.6%	-5.4%	1.9%	100.0%	100.0%	100.0%	100.0%

Highest growth in volumes
Largest contraction in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1)  Includes Work out unit, and other banking.

(2)  Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs.

Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

+4.5% (-5.4% Structural Portfolio)

Structural
Government programs (Reactiva and FAE-Mype)

In the analysis by segment, it is evident that growth in average daily balances QoQ was driven by portfolios that received loan injections through Government programs rather than by growth in structural loans.

The largest share of loan expansion in this scenario was driven by Retail Banking, which experienced an uptick after loan balances for the SME-Pyme segment (+S/4,135 million, +34.7% QoQ) and SME-Business (+S/2,482 million, +33.0% QoQ) were bolstered by disbursements for working capital through the Reactiva Peru Program. Other retail segments, including Mortgage, Consumer and Credit Cards, registered a decrease in their average daily balances that was attributable to a drop in household consumption because of the pandemic. If we exclude Government programs, the balance for SME-Pyme fell –0.5% QoQ and SME-Business, -13.1%.

Growth in total loans was also boosted, albeit to a lesser degree, by the +7.1% QoQ uptick in average daily loan balances in the Mibanco portfolio. This expansion was primarily attributable to an influx of loans from the Reactiva 2 program, which prioritized outreach to micro and small business by increasing maximum loan amounts and offering more flexible conditions to improve access for smaller-scale businesses. If we exclude the Government’s program, Mibanco’s structural portfolio contracted –8.5% QoQ.

The Wholesale Banking portfolio reported a drop in average daily balances of -2.0% QoQ, driven by a significant decrease in the structural balances for the Middle Market and Corporate Banking segments. In this case, the effect of a considerable influx of Reactiva loans was insufficient to offset the decline in structural loans. The drop in Wholesale Banking is attributable by a higher balance base in 2Q20 due to an uptick in Wholesale clients’ use of credit lines to prevent liquidity shortages during the pandemic.

At BCP Bolivia, the loan portfolio grew +3.1% QoQ after growth in Corporate Banking offset the drop in Retail balances, which was primarily registered by individual products and the SME-Pyme segment.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

+ 19.6% (1.9% Structural Portfolio)

Structural
Government programs (Reactiva and FAE-Mype)

If we analyze YoY growth by segment measured in average daily balances, we see:

Growth in Retail Banking, where the business segments of SME-Pyme (+S/6,211 million, +63.1% YoY) and SME-Business (+S/4,470 million, +80.6% YoY) led expansion through Reactiva Peru loans. Average daily balances were also boosted, although to a lesser degree, by the Consumer segment (+S/780 million, +9.5% YoY) and Mortgage (+S/721 million, +4.5% YoY), which were highly dynamic in 1Q20 before the pandemic hit. Balances in the Credit Card segment fell after household consumption dropped during the pandemic. If we exclude the Government programs, SME-PYME grew +2.2% YoY while SME-Business contracted -17.5%.

Growth in Wholesale Banking, where the Middle Market segment posted significant growth (+S/4,979 million, +27.0% YoY) due to disbursements under the Reactiva Peru program, and, to a lesser extent, to growth in Corporate Banking (+S/3,424 million, +12.2% YoY). Growth in the latter was attributable to an uptick in disbursements in LC and FC for working capital and medium-term, fixed-rate financing that was requested by clients prior to the end of 1Q20 in a context of attractive rates. It is important to note that growth in these segments was also driven, albeit to a lesser extent, by the exchange rate effect generated by the appreciation of the US Dollar. 40.2% of the loans in the Middle Market segment and 54.8% in the Corporate Banking segment are made in FC. If we exclude the exchange rate effect, the Middle Market and Corporate Banking segments register growth of 24.6% and 9.2% respectively. If we exclude Government programs, Middle Market Banking fell –3.8% YoY while Corporate Banking grew 9.3% YoY.

Loan growth at Mibanco (+15.1% AaA), which was attributable to loans disbursed through Reactiva Perú and FAE-Mype. Reactiva and FAE loans represent approximately 16% of Mibanco’s portfolio in average daily balances. Mibanco increased its participation in phase 2 of Reactiva Peru versus its role in phase 1. In this second phase, the Government made the conditions that smaller businesses must meet to qualify for loans more flexible, which opened the door to many of Mibanco’s clients. If we exclude Government programs, Mibanco’s structural portfolio fell –3.4% YoY.

9.7% YoY growth at BCP Bolivia. BCP’s Bolivia’s microbusiness loans fell considerably (more than ~30% in average daily balances). This was, nonetheless, offset by loan growth in the Wholesale Banking portfolio and the Mortgage and SME-Pyme loans. In this scenario, the subsidiary’s loan book evolved positively.

Accumulated growth in average daily loan balances by segment

Expressed in millions of S/

+14.8% (+6.5% Structural Portfolio)

Structural
Government programs (Reactiva and FAE-Mype)

The YTD analysis by segment, measured in average daily balances, shows:

(i)	Growth in Retail Banking was responsible for the bulk of the increase in total loans and was led by the SME-Pyme segments (+S/3,166 million, +33.0% YTD) and SME-Business (+S/2,287 million, +42.5% YTD), where expansion was driven by Reactiva Peru disbursements. Other segments that contributed to expansion were Mortgage (+S/1,309 million, +8.4% YTD), which was boosted by a dynamic loan market in early 2020 and Consumer (+S/1,120 million, +14.1% YTD), whose evolution mirrored that of the Mortgage segment in 1Q20. On the contrary, Credit Card Balances fell, after use declined due to a drop in household consumption during the pandemic. If we exclude Government programs, the SME-Pyme segment grew +5.9% YTD while SME-Business fell -5.3%.

(ii)	Growth in Wholesale Banking, which was led by Corporate Banking (+S/3,621 million, +13.0% YTD). This increase was driven by growth in disbursements in LC and FC for working capital and medium-term, fixed-rate financing in the period prior to the pandemic. Middle Market Banking also posted significant growth (+S/3,319 million, +18.5% YTD), which was bolstered by Reactiva Peru disbursements. Growth in these segments was also attributable, albeit to a lesser extent, by the exchange rate effect generated by an appreciation in the US Dollar.

(iii)	Expansion in Mibanco loans (+10.1% YTD) was linked to portfolio growth in 1Q20 and to the Government’s programs for financial relief, Reactiva Perú and FAE. This expansion began in 2Q20 but picked up speed in 3Q20 with phase 2 of Reactiva, which extends loan possibilities to a larger number of clients in the microfinance segment. The YTD evolution at BCP Bolivia mirrored that seen QoQ and YoY and was up +9.0% drive by expansion in the Wholesale Banking portfolio and in the Mortgage segment within Retail Banking.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances (1)(2)

	DOMESTIC CURRENCY LOANS							% change		FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/			Structural		% change		Structural		Expressed in million US$					3Q20
	3Q19	2Q20	3Q20	2Q20	3Q20	QoQ	YoY	QoQ	YoY	3Q19	2Q20	3Q20	QoQ	YoY	LC	FC
BCP Stand-alone	57,636	70,856	78,056	63,464	60,115	10.2%	35.4%	-5.3%	4.3%	10,132	10,371	9,375	-9.6%	-7.5%	70.1%	29.9%
Wholesale Banking	19,964	27,207	28,201	23,895	21,694	3.7%	41.3%	-9.2%	8.7%	7,873	8,335	7,493	-10.1%	-4.8%	51.4%	48.6%
Corporate	11,320	15,245	14,204	14,789	13,381	-6.8%	25.5%	-9.5%	18.2%	4,969	5,449	4,851	-11.0%	-2.4%	45.2%	54.8%
Middle-Market	8,644	11,962	13,997	9,105	8,313	17.0%	61.9%	-8.7%	-3.8%	2,905	2,886	2,642	-8.5%	-9.0%	59.8%	40.2%
Retail Banking	37,672	43,649	49,855	39,569	38,421	14.2%	32.3%	-2.9%	2.0%	2,258	2,036	1,882	-7.5%	-16.7%	88.2%	11.8%
SME - Business	2,614	4,740	7,545	2,470	2,105	59.2%	188.6%	-14.8%	-19.5%	871	810	694	-14.3%	-20.3%	75.4%	24.6%
SME - Pyme	9,628	11,700	15,862	9,891	9,868	35.6%	64.8%	-0.2%	2.5%	66	66	56	-14.6%	-15.1%	98.8%	1.2%
Mortgage	13,632	14,794	14,673	14,794	14,673	-0.8%	7.6%	-0.8%	7.6%	733	622	603	-3.1%	-17.7%	87.3%	12.7%
Consumer	7,057	7,899	7,717	7,899	7,717	-2.3%	9.4%	-2.3%	9.4%	352	353	366	3.5%	4.1%	85.6%	14.4%
Credit Card	4,742	4,515	4,058	4,515	4,058	-10.1%	-14.4%	-10.1%	-14.4%	237	185	163	-11.9%	-31.2%	87.5%	12.5%
Mibanco	9,522	10,276	11,085	10,088	9,221	7.9%	16.4%	-8.6%	-3.2%	162	159	143	-10.0%	-11.9%	95.6%	4.4%
Bolivia	-	-	-	-	-	-	-	-	-	2,210	2,291	2,292	0.1%	3.7%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	734	708	686	-3.2%	-6.5%	-	100.0%
Total loans	67,158	81,131	89,141	73,552	69,336	9.9%	32.7%	-5.7%	3.2%	13,238	13,529	12,496	-7.6%	-5.6%	66.7%	33.3%

Highest growth in volumes
Largest contraction in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs.

The QoQ and YoY analysis of loan expansion in average daily balances by currency reflects the preponderant effect that loan disbursements under Reactiva Peru has had on the upward evolution of LC balances. This expansion was driven by government loans to the Retail Banking segments, primarily via SME-Pyme and SME-Business, and by loans to Wholesale Banking clients, mainly through Middle Market Banking. In the structural portfolio, which excludes Government loans, loan growth in LC in the Corporate, SME-Pyme, Mortgage and Consumer segments also evolved positively YoY (+18.2%, +2.5%, +7.6% and +9.4%, respectively), in line with portfolio expansion in 1Q20. This evolution was offset, to a large extent, by a decrease in loan origination due to the pandemic. FC loan balances during both periods fell in all segments due to a drop in commercial activity and business due to the pandemic and the impact of low-cost financing in Soles guaranteed by the Government through the aforementioned programs.

YoY evolution of the level of dollarization by segment (1)(2)(3)

FC portfolio participation:

- Credicorp: 39.9% in 3Q19 and 33.3% in 3Q20

-BCP Stand-alone:37.1% in 3Q19 and 29.9% in 3Q20

Average daily balances.

(1) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(2) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP Stand-alone, the dollarization level fell YoY to situate at 29.9%. A downward trend is evident in all segments but the most significant reduction in the dollarization level was in the SME-Business segment, which fell from 53% in September 2019 to 25% in September 2020. The aforementioned was due to the fact that a high proportion of loan disbursements for this segment were made in LC via the Reactiva Peru program.

1.2.3. Market share in loans

Market share in Peru (1)

(1) Market shares are different that previously reported, please consider the figures presented on this report.

Peruvian Financial System

At the end of August 2020, BCP Stand-alone continued to lead the Peruvian financial system1 with a market share (MS) of 30.4%, compared to 18.7% for its closest competitor. The MS of Mibanco is situated at 3.2% within the total Finanical System, which represents an improvement over the 3.0% registered last quarter. BCP and Mibanco have significantly increased their share of total loans within the system, particularly in the SME-Pyme segment, due to the loans disbursed under the Reactiva Peru and FAE-Mype programs.

In Wholesale Banking, the Corporate Banking segment registered an MS of 39.0%, which represented growth of +30bps QoQ and +120pbs YoY. Middle Market banking increased its share, going from 35.5% in 3Q19 and 37.1% in 2Q20 to 37.5% in 3Q20 due to the influx of Reactiva Peru loans. It is important to note that BCP continues to lead these segments in MS.

Within Retail Banking, BCP continued to lead the market in the Mortgage segment (-30 bps QoQ and -40bps YoY) and in SME-Business (-30bps QoQ and +430bps YoY). Leadership in the SME-Business segment has been bolstered by BCP’s prevailing share of disbursements under Reactiva Peru. In the Consumer and Credit Card segments, BCP is ranked second.

In the SME-Pyme segment, Mibanco continues to lead the pack with an MS of 20.0%. The decrease in MS in the YoY comparison (20.4% in 2Q20 and 21.8% in 3Q19) is due to the fact that BCP increased its share of this segment (+20bps QoQ and +420bps YoY) by disbursing a large portion of the loans offered by Reactiva Peru. BCP continues to rank second in this segment with an MS of 15.8%.

Bolivian Financial System

Finally, BCP Bolivia MS registered a decrease both QoQ and YoY, due to the increase in the loan portfolio of local leading competitors by refinancing and relief programs offered to individuals and enterprises. The subsidiary is ranked fifth in the Bolivian financial system with a 9.3% market share.

2.       Funding Sources

At the end of 3Q20, total funding increased +5.6% QoQ and +34.0% YoY. Expansion was attributable to growth in Deposits and obligations and BCRP Instruments. The increase in deposits was spurred by growth in demand deposits, particularly non-interest bearing, and savings deposits, both of which imply lower costs, while expansion in the volume of BCRP Instruments was driven by the Reactiva Peru and FAE programs. The aforementioned offset the reduction in Other sources of funding, which were replaced by lower-cost sources. In this context, Credicorp’s structural funding cost fell -32 bps QoQ, -85 bps YoY and -49 bps YTD due to the funding mix and rate effect.

Funding	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Demand deposits	32,626,001	48,926,791	53,574,151	9.5%	64.2%
Saving deposits	33,681,765	42,562,229	45,999,882	8.1%	36.6%
Time deposits	33,194,331	30,019,871	29,785,440	-0.8%	-10.3%
Severance indemnity deposits	7,205,449	7,441,044	7,127,617	-4.2%	-1.1%
Interest payable	684,174	714,397	715,584	0.2%	4.6%
Deposits and obligations	107,391,720	129,664,332	137,202,674	5.8%	27.8%
Due to banks and correspondents	8,624,286	8,374,009	6,601,722	-21.2%	-23.5%
BCRP instruments	4,144,908	19,441,733	25,344,724	30.4%	511.5%
Repurchase agreements	2,031,025	2,091,798	1,204,487	-42.4%	-40.7%
Bonds and notes issued	17,160,564	17,250,531	16,425,832	-4.8%	-4.3%
Total funding	139,352,503	176,822,403	186,779,439	5.6%	34.0%

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ millions)

(1) 2019 figures differ from previously reported due to the implementation of IFRS 19, where financing expenses related to lease agreements are included

The figure depicting the Evolution of Credicorp’s Funding Structure and Cost is calculated with quarter-end balances. Overall, the funding structure reflects:

(i)	Significant growth in deposits (+5.8% QoQ and +27.8% YoY), the main source of funding, which imply lower costs than Other sources of funding. The increase in the deposit volume was driven by an uptick in funds held in accounts after an: i) expansion in funds held in Retail accounts after the government liberated a portion of Severance Indemnity funds and AFP pension funds and ii) growth in funds held in Wholesale accounts rose after clients at BCP Stand-alone and Mibanco received financing through the Reactiva and FAE programs. Growth in deposits represented 75.7% and 62.9% of the total increase in funding QoQ and YoY respectively.

(ii)	Within in the deposit mix, demand deposits and savings deposits reported significant growth at the end of September 2020. These deposits represent 72.6% of the total share of deposits (vs 70.6% in June 20 and 61.7% in Sept 19). The increase in the shares registered for these deposits within total deposits is also attributable to the fact that other types of deposits contracted and were replaced by these lower-cost alternatives in the deposit mix.

(iii)	The expansion of Other sources of funding was attributable to growth in the volume of BCRP Instruments, which was driven by the effects of government programs. This offset the contraction in other sources of funding, which will be explained in greater detail in section 2.3 Other sources of funding. It is important to note the growth in the share of BCRP Instruments in total funding, which situated at 13.6% this quarter (in comparison to 11.0% in June 20 and 3.0% in Sept 19). As of Sep 20, the government funding from BCRP Instruments represented 13% of the total funding volume.

2.2. Deposits

Deposits and obligations	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Demand deposits	32,626,001	48,926,791	53,574,151	9.5%	64.2%
Saving deposits	33,681,765	42,562,229	45,999,882	8.1%	36.6%
Time deposits	33,194,331	30,019,871	29,785,440	-0.8%	-10.3%
Severance indemnity deposits	7,205,449	7,441,044	7,127,617	-4.2%	-1.1%
Interest payable	684,174	714,397	715,584	0.2%	4.6%
Deposits and obligations	107,391,720	129,664,332	137,202,674	5.8%	27.8%

Deposits and obligations expanded +5.8% QoQ. The QoQ evolution of the deposit mix indicates:

(i)	The +9.5% increase in demand deposits was driven by an increase in the deposit volume in current accounts held by clients at BCP Stand-alone. This growth was mainly spurred by the influx of loans from the Reactiva Peru program, whose balances were transferred and held in institutional client accounts. It is important to note that 94% of the growth in demand deposits was attributable to non-interest bearing deposits, which had a positive impact on the cost of funding.

(ii)	Growth in savings deposits, which increased +8.1% QoQ, mainly in LC. This expansion reflects the effects of the measures taken by the Peruvian government to mitigate the impacts of COVID-19, which included: (i) partial withdrawal of Severance indemnity deposits, (ii) liberation of up to 25% of the AFP pension funds, (iii) nightly curfews from Monday-Saturday and restrictions on movement all day Sunday in addition to orders to close entertainment, recreational and commercial establishments during restricted periods, which led consumption and billing levels to drop, as was reflected in the decline in credit and debit card use. Growth in savings deposits was also attributable to the fact that employers deposited employee bonuses in July and to bank campaigns to capture deposits through digital and cost-efficient channels.

(iii)	The decline in Severance indemnity deposits, mainly at BCP Stand-alone and in LC due to a government decree in mid-June that allowed affiliates to withdraw S/ 2,400.

(iv)	The contraction in time deposits, mainly at Mibanco, which was attributable to a decrease in campaigns to capture this type of deposit. It is important to note that time deposits have been replaced by lower-cost deposit types.

In YoY terms, total deposits and obligations reported growth of +27.8%. This increase followed the same trend as that seen in the QoQ analysis. The aforementioned was partially attenuated by a drop in time deposits, which fell primarily in Middle-Market Banking at BCP Stand-alone and, to a lesser extent, by a decline in retail and treasury deposits at Mibanco.

2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp – Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp’s deposits remained stable QoQ, which was attributable to the fact that LC and FC deposits grew at similar rates (+6.0% in LC vs +5.6% in FC).

Growth in LC volumes was driven primarily by an increase in savings deposits and demand deposits. These deposit types reported advances of +9.9% and +7.9% in LC, respectively. Expansion in savings deposits was primarily attributable to natural persons while growth in demand deposits was driven by Wholesale Banking clients, both at BCP Stand-alone. The aforementioned helped offset the contraction in other types of deposits in LC.

In the case of FC volumes, growth was also driven by demand deposits, and, to a lesser extent, by savings deposits. The expansion in demand deposits represents 78% of the total increase in FC deposits. The aforementioned was driven by an increase in volumes from institutional clients in Middle Market banking at BCP Stand-alone. The quarterly evolution was also attributable to the exchange rate effect spurred by a +1.7% appreciation in the US Dollar QoQ, which drove FC deposit volumes upward. If we exclude the exchange rate effect, total FC deposits grew +3.9% QoQ in real terms versus +5.6% QoQ in nominal terms.

The YoY evolution reflects a significant contraction in the dollarization level, which was attributable to the fact that LC volumes rose by +38.3% versus +17.4% growth in FC. The aforementioned was driven by growth in demand deposits and savings deposits in LC of +100.5% and 48.9%, respectively. Growth in FC volumes was also seen in demand and savings deposits, which grew +37.8% y +21.8% respectively.

YoY growth in FC deposits was also attributable to the exchange rate effect that was generated by a +6.3% appreciation in the US Dollar YoY, which affected deposit volumes in FC. If we eliminate the exchange rate effect, total deposits grew 10.4% YoY in real terms versus 17.4% YoY in nominal terms. At the end of September 20, FC deposits represented 46.4% of total deposits, which fell below the 50.5% reported in September 19.

It is important to note that the increase in demand and savings deposits in LC (QoQ and YoY) was driven by the economic relief measures implemented by the Peruvian government to assist businesses and individuals by providing liquidity to mitigate the impacts of COVID-19. Consequently, businesses that received loan benefits from government programs (GP), and individuals who drew down their severance accounts or AFP funds, deposited the corresponding balances in their accounts at both BCP Stand-alone and Mibanco. The effect of immediate liquidity also explains the reduction in time deposits in both LC and FC.

2.2.2. Market share in Deposits

Market share in Peru

Source: SBS

(1) Figures may not add due to rounding.

Peruvian Financial System

At the end of Aug 20, the subsidiaries of Credicorp in Peru, BCP Stand-alone and Mibanco, reported a MS of 31.1% and 2.3% respectively. Credicorp continued to dominate the market for deposits in the financial system, outpacing its closest competitor by a significant margin (competitor’s MS: 19.9%).

In the YoY analysis, which eliminates any seasonal effect, BCP registered a 180 bps increase in its MS in comparison to the figure registered at the end of Sept 19. This was primarily attributable to an increase in the MS of demand deposits (+350 bps). Mibanco’s MS fell to 2.3% (vs 2.8% in Sept 19) due to a contraction in in the MS of time deposits.

Bolivian Financial System

BCP Bolivia continued to rank fifth in the Bolivian financial system with an MS of 9.3% at the end of Sep 20 (versus 9.4% in Jun 20). In the YoY analysis, the MS fell -20 bps in comparison to the figure at the end of Sep 19 (9.5%).

2.3. Other funding sources

Other funding sources	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Due to banks and correspondents	8,624,286	8,374,009	6,601,722	-21.2%	-23.5%
BCRP instruments	4,144,908	19,441,733	25,344,724	30.4%	N/A
Repurchase agreements	2,031,025	2,091,798	1,204,487	-42.4%	-40.7%
Bonds and notes issued	17,160,564	17,250,531	16,425,832	-4.8%	-4.3%
Total other funding sources	31,960,783	47,158,071	49,576,765	5.1%	55.1%

The total of Other funding sources increased +5.1% QoQ. Growth was primarily driven by an increase in the volume of BCRP instruments, whose share of total Other funding sources increased to 51.1% (in comparison to 41.2% at the end of June 20).

Due to banks and correspondents fell this quarter due to (i) the evolution at BCP Individual, after operations with foreign institutions in FC expired and, to a lesser extent, to (ii) the evolution at Mibanco, mainly due to the expiration of operations with institutions in the Peruvian financial system, and (iii) the evolution at ASB, due to a decrease in FC obligations that expired and were not renewed.

In terms of BCRP Instruments, significant growth was attributable to the evolution at BCP Stand-alone and, to a lesser extent, to movements at Mibanco after inflows of new regular repos and CDs. Growth in these instruments was driven by the liquidity facilities offered by the Peruvian government for loan disbursements under Reactiva Peru and FAE. This non-structural funding (which include funds from government loans), represented 81% of total BCRP instruments at the end of Sept 20. It is important to note that repos with BCRP that are tied to GP are lent at low rates below 1%.

Repurchase agreements contracted after repos with foreign institutions in FC expired at BCP Stand-alone and ASB.

Bonds and notes issued decreased due to the partial reserve set aside for two subordinated bonds in the month of July and the expiration of a corporate bond in September, all at BCP Stand-alone and in FC. As part of its debt restructuring strategy, BCP Stand-alone executed an international debt issuance in the month of July. Through this effort, two subordinated bonds for $476 million and $720 million were restructured with maturities in 2026 and 2027 at coupon rates of 6.857% and 6.125% respectively with a repurchase for $768 million plus “New Money” for $82 million (new issuance for $850 million) with a new expiration date in July 2030 and a coupon rate of 3.125%.

The YoY evolution indicates an increase of +55.1% in Other funding sources, which was attributable to an increase in BCRP Instruments (driven by the same reasons as those outlined for the QoQ evolution). Growth in this source represented 120% of the total increase in Other funding sources, which offset the contraction in other funding sources.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp contracted QoQ and situated at 99.2% after growth in deposits (+5.8%), outpaced the expansion reported for loans (+2.6%).

The analysis by subsidiary shows the same trend for BCP Stand-alone (99.1% Sept 20 vs 105.1% June 20). QoQ decrease in the L/D at BCP Stand-alone was driven by the fact that the expansion reported in the deposit volume (+7.5%) outstripped that registered for loans (+1.4%). The increase in deposits, which was seen in both current and savings accounts, was attributable to two factors: i) government-mandated facilities to provide liquidity to individuals, including permission to draw down severance and pension funds, and ii) government loans to businesses, which were made primarily through Reactiva Peru and to a lesser extent, via FAE-Mype. In the case of Mibanco, QoQ growth in the L/D reflected the fact that the +12.7% increase in loans outpaced the expansion of +1.9% reported for deposits. Significant loan growth was primarily attributable to the influx of loans through Reactiva Peru and FAE.

In the YoY analysis, the L/D ratio at Credicorp and BCP Stand-alone fell after the increase in the deposit volume (+27.8% and +30.2%, respectively) outpaced growth in loans (+21.3% and +21.9% respectively. The L/D ratio at Mibanco followed the same trend as that described in the QoQ analysis.

Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

In the QoQ analysis by currency, the L/D ratio in LC at Credicorp and Mibanco rose, which was attributable to the influx of loans under Reactiva Peru and FAE. The slight contraction at BCP Stand-alone was driven by an uptick in individual deposits after clients received statutory bonus payments from their employers and availed of the severance and pension fund withdrawal facilities offered by the government. The contraction in the L/D ratio for FC at Credicorp and BCP Stand-alone was attributable to growth in deposits (+5.6% and +8.9% respectively) and to a decrease in loans (-5.7% and -8.2% respectively). In the case of Mibanco, the L/D ratio in FC presented a slight contraction due to lower volumes of loans (-6.0%) after commercial transactions dropped.

In the YoY analysis, Credicorp posted a drop in its L/D ratio in LC and FC after deposits registered higher growth than loans, as analyzed in 2.2 Deposits.

2.5. Funding Cost

Funding Cost – Credicorp (1)(2)(3)

(1) The funding cost by currency is calculated with the average of period-beginning and period-end balances.

(2) 2019 figures differ from previously reported due to the implementation of IFRS 16, where financing expenses related to lease agreements are included.

(3) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

Credicorp’s funding cost fell -12 bps QoQ and -72 bps YoY. The QoQ evolution shows:

(i)	The funding cost in LC dropped (-50 bps), which was attributable to the -11.7% decrease in interest expenses (numerator of the calculation) and to growth of +9.9% in total funding (denominator of the calculation). The increase in the total funding volume in LC was attributable to the uptick of +30.4% in BCRP instruments, which was driven by government loan programs as well as other government-mandated economic facilities. The structural funding cost in LC (which excludes the effects of Central Bank funding and expenses), fell -44 bps (1.57% 3Q20 vs 2.01% 2Q20). This was primarily attributable to the decrease in interest on deposits (-25.9% QoQ), which reflects an improvement in the mix in 3Q20, where lower-cost deposits (savings and non-interest bearing demand deposits) reported higher growth.

(ii)	The reduction in the total funding cost was attributable to an increase in the funding volume (+5.6%), where growth outpaced the expansion in interest expenses (+3.3). Growth in funding was driven by growth in deposits, the main source of funding, and by an expansion in BCRP instruments, while the increase in expenses was attributable to growth in interest on bonds. The analysis of total structural funding cost, which excludes interest expenses and funding on GP loans and non-recurring events, related to the one-off charge from the subordinated bond exchange at BCP, indicates that the funding cost was situated at 1.59% (-32 bps QoQ).

(iii)	Expansion in the funding cost in FC (+34 bps) was attributable to an increase in interest on bonds and issued notes, which was slightly attenuated by the contraction in financial expenses in other funding sources. The structural funding cost in FC, which does not include the non-recurring charge for the exchange and issuance of a bond at BCP Stand-alone in the month of July for a total of S/ 108 million, situated at 1.62% (an improvement of -20 bps).

The YoY analysis shows a reduction in the total funding cost, which was attributable to:

(i)	A more favorable deposit mix, where demand deposits and savings deposits posted the highest growth with variations of +64.2% and +36.6% respectively. Higher cost deposits, time and severance indemnity, registered drops of -10.1% and -1.1% respectively. In this scenario, interest expenses on deposits decreased -30.6% YoY.

(ii)	The increase in total funding of +34.1% YoY and the contraction in interest expenses of -6.5% YoY. The aforementioned was partially offset by the +27.4% increase in interest expenses on bonds and issued notes related to the premium payment of the liability management.

(iii)	The rate effect, given that the interest rates (national and international) have followed a downward trend due to the economic contraction spurred by the pandemic.

In this scenario, the total structural funding cost, LC and FC reflect a broad contraction of -85 bps, -106 bps and -70 bps YoY respectively. These levels represent the lowest registered in the past 4 years and indicate that Credicorp’s strategy to restructure liabilities to improve maturities and reduce the fund cost curve in FC and LC are working as planned.

The funding cost by subsidiary is depicted in the following figure:

Funding Cost by subsidiary– Credicorp (1)(2)

(1) 2019 figures differ from previously reported due to the implementation of IFRS 16, where financing expenses related to lease agreements are included.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

(i)	The funding cost at BCP Stand-alone followed the same trend as that registered for Credicorp funding and reflected a contraction QoQ and YoY. The drop was due to (i) an improvement in the funding mix after the volume of lower-cost funding sources rose, (ii) the rate effect, where all funding sources registered a decrease in their implicit rates and (ii) the volume effect, after BCRP Instruments and deposits (denominator of the calculation) reported significant growth. All of the aforementioned attenuated the increase in expenses from the bond exchanges. The structural funding cost at BCP Stand-alone, excluding the impact of Central Bank funding and expenses related to GP Loans and non-recurring charges at interest expenses related to the bond exchange, was situated at 1.28%, which represents a decrease of -35 bps QoQ and -88 bps YoY.

(ii)	Mibanco also reported a significant contraction in the funding cost QoQ and YoY. In the QoQ and YoY analysis, the decrease in the financial expense (-7.5% and -11.1% respectively) was due to the drop in interest on deposits, which was mainly attributable to a decrease in the volume of time deposits. The total funding volume increased +12.2% QoQ and +17.5% YoY; this was attributable to repos of GP, which contributed to the denominator of the calculation. Finally, the structural funding cost at Mibanco, excluding the effects of Reactiva and FAE programs, was situated at 3.67%, which represents a decrease of -26 bps QoQ and -64 bps YoY. This contributed positively to interest margins.

(iii)	The funding cost at BCP Bolivia remained stable QoQ given that funding costs and expenses registered similar growth (+1.9% and +1.7% respectively). The funding cost YoY reflected a slight increase of +2 bps, which was driven by an increase in interest expenses on deposits after the volume of higher cost deposits (time deposits) increased.

3.       Portfolio quality and Provisions for loan losses

In an environment of economic reactivation, on-going improvement was seen in 3Q20 in on-time payment of structural loans due at both BCP and Mibanco and the performance of reprogramed loans reflected this trend. This quarter, provisions fell to levels significantly below those posted in 2Q20. The aforementioned was a result of improved macroeconomic expectations and to adjustments to the expected loss model, which included new variables that more accurately reflect our clients’ evolution.

In this context, Credicorp’s Cost of Risk (CofR) situated at 3.84% in 3Q20 and 5.08% YTD. If we adjust provisions and loans for government programs, the Structural Cost of Risk was situated at 4.37% in 3Q20 and 5.89% YTD. The ratios for portfolio quality, IOL and NPL, registered an uptick due to an increase in deterioration in the retail segment. Given that growth in provisions was greater than the expansion registered for the NPL portfolio, the coverage ratio for NPL loans rose from 108.9% in 3Q19 to 169.9% in 3Q20.

QoQ Eolution of the Cost of Risk (bps)

(1) Includes BCP Bolivia, Encumbra, Bancompartir, ASB and eliminations for consolidation purposes

Reprogrammed and Payment Ratios

In the third quarter, in line with on-going economic reactivation, an improvement was observed in the payment ratio of maturing installments at both BCP and Mibanco. In the case of BCP's Retail Banking, on-time payments rose from 72% in June to 94% in September while at Mibanco the ratio improved from 55% in June to 84% in September.1

As of September, the breakdown of our up-to-date structural portfolio was as follows:

In the case of Retail Banking at BCP, 23% reprogrammed and up-to-date, 71% were non-reprogrammed up-to-date loans, and 6% overdue loans. In the case of Mibanco, 61% reprogrammed and up-to-date, 35% were non-reprogrammed up-to-date loans, and 4% overdue loans.

Reprogramming facilities have helped prevent further deterioration in the portfolio.

3.1. Provisions for loan losses

Provision for credit losses on loan portfolio, net of recoveries	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Gross provision for credit losses on loan portfolio	(568,034)	(2,557,658)	(1,348,726)	-47.3%	137.4%	(1,531,364)	(5,295,096)	245.8%
Recoveries of written-off loans	65,262	17,201	42,821	148.9%	-34.4%	197,087	107,252	-45.6%
Provision for credit losses on loan portfolio, net of recoveries	(502,772)	(2,540,457)	(1,305,905)	-48.6%	159.7%	(1,334,277)	(5,187,844)	288.8%

Provisions fell 47.3% QoQ due to:

(i)	The Sophistication of the model variables and the update of the clients information by segment (update of surveys on the situation of clients and early alert variables), which reflected an improvement in our clients situation quarter-over-quarter.

1 Restated series replace the figures presented at the Investor Day, and are now aligned with BCP's methodology.

.

(ii)	The improvement in Macroeconomic Expectations for 2021 and 2022.

The foregoing was attenuated by the increased participation of the new variables to the model, which more precisely represent the expected losses of customers who have had their income affected by COVID-19. Additionally, there was also a deterioration of specific customers of Wholesale Banking in BCP.

Cost of risk

	Quarter			% change		Year		% change
Cost of risk and Provisions	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Cost of risk (1)	1.79%	7.66%	3.84%	-382 bps	205 bps	1.59%	5.08%	349 bps
Structural Cost of risk (2)	1.79%	8.41%	4.36%	-405 bps	257 bps	1.59%	6.00%	441 bps
Provision for credit losses on loan portfolio, net of recoveries / Net interest income	19.9%	56.4%	129.5%	7320 bps	10960 bps	18.7%	89.4%	7030 bps

(1) Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(2) The Structural Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

In the aforementioned scenario, Credicorp’s cost of risk fell 382 bps QoQ but increased 205 bps YoY and 349 bps YTD. If we exclude loans and provisions associated with disbursements under government programs, the cost of risk of the structural portfolio at Credicorp was situated at 4.36% in 3Q20 and at 6.00% YTD, which represented a drop of 405 bps QoQ and an increase of 257 bps YoY and 441 bps YTD.

3.2. Portfolio Quality: Delinquency ratios

Portfolio quality and Delinquency ratios	As of			% change
S/ 000	Sep 19	Jun 20	Sep 20	QoQ	YoY
Total loans (Quarter-end balance)	112,209,990	132,741,720	136,148,711	2.6%	21.3%
Structural Loan Portfolio	112,209,990	117,793,055	111,873,600	-5.0%	-0.3%
Allowance for loan losses	4,977,809	8,412,544	9,656,383	14.8%	94.0%
Write-offs	456,932	42,104	20,249	-51.9%	-95.6%
Internal overdue loans (IOLs) (1)	3,346,389	3,842,830	4,142,844	7.8%	23.8%
Internal overdue loans over 90-days (1)	2,539,751	1,987,988	2,336,000	17.5%	-8.0%
Refinanced loans	1,225,691	1,179,031	1,539,484	30.6%	25.6%
Non-performing loans (NPLs) (2)	4,572,080	5,021,861	5,682,328	13.2%	24.3%
IOL ratio	2.98%	2.89%	3.04%	15 bps	6 bps
Structural IOL ratio	2.98%	3.26%	3.70%	44 bps	72 bps
IOL over 90-days ratio	2.26%	1.50%	1.72%	22 bps	-54 bps
NPL ratio	4.07%	3.78%	4.17%	39 bps	10 bps
Structural NPL ratio	4.07%	4.26%	5.08%	82 bps	101 bps
Allowance for loan losses over Total loans	4.44%	6.34%	7.09%	80 bps	270 bps
Coverage ratio of IOLs	148.8%	218.9%	233.1%	1420 bps	8430 bps
Coverage ratio of IOL 90-days	196.0%	423.2%	413.4%	-980 bps	21740 bps
Coverage ratio of NPLs	108.9%	167.5%	169.9%	240 bps	6100 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

In terms of delinquency ratios, it is important to note that:

(i)	The total IOL Portfolio increased 7.8% QoQ and 23.8% YoY. This growth was driven mainly by Retail Banking, and by the Consumer and Credit Card segments in particular, and by Mibanco, which saw an uptick after a number of clients unable to service their debt once the grace period facilities had matured. The Wholesale segment also registered deterioration, mainly due to the evolution of a client in the Corporate segment from energy sector in particular. The aforementioned was attenuated by a reduction in the IOL portfolio at BCP Bolivia given that a large percentage of retail loans have been refinanced.

(ii)	The total of refinanced loans increased 30.6% QoQ and 25.6% YoY after clients in the consumer segment who were not eligible to use the facilities offered by Credicorp given that they were behind on their payments prior to February 15, or those who fell behind on payments after availing of the facilities offered, were offered refinancing options.

The total of written off loans continued to fall this quarter due to changes in Peruvian regulations, which required banks to stop classifying customers as a loss situation until September. It is important to mention that the expected provisions for the loans that would have been written off have already been included in the expected loss model and as of next quarter, the write-offs should return to pre-pandemic levels.

Delinquency Ratios

(1) The Structural Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

The aforementioned led the IOL and NPL ratios for the Total loans and Structural loans.

In the context of COVID-19, the balance of provisions over total loans increased 75 bps QoQ and 265 bps YoY. Additionally, the NPL Coverage ratio showed a significant YoY increase.

Prior to analyzing the evolution of the delinquency indicators, it is important to note that:

(i)	Credicorp has offered its Retail Clients that, as of February 29th had less than 15 overdue days, the possibility of reprogramming and freezing their debts. In this context, the delinquency ratios for Retail segments fails to fully capture the portfolio’s real deterioration.

(ii)	The delinquency ratios for the Wholesale, SME-Business and SME-Pyme segments are distorted by the presence of Reactiva Peru and FAE loans. For this reason, we are presenting adjusted ratios to isolate the effect and analyze the evolution of the quality of the structural loan portfolio.

(iii)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average. Additionally, due to the change in the regulatory framework in March, loans without guarantees cannot be written off. This should regularize beginning next quarter.

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The IOL and NPL ratios increased QoQ and YoY due to deterioration of one client in the Corporate Banking segment from the energy sectors

SME-Business – Delinquency ratios

(ii)	The structural IOL and NPL ratios increased given that some clients fell a few days behind in their loan payments. In this segment, slight payment delays are usually remedied in the first few days of the month and as such, no provisions are triggered. It is important to note that this segment’s loan quality indicators are within the organization’s appetite for risk, whose objective is to maximize profitability while striking an adequate balance between risk and growth

SME - Pyme – Delinquency ratios

(iii)	In the SME-Pyme loan book, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties - that take five years on average to liquidate).

Similar to the situation in the Middle Market segment, the traditional and early delinquency ratios fell due to Reactiva Peru loans. If we exclude the increase in loans from government programs, the IOL and NPL ratios increased. This was due to the deterioration of clients that availed of the facilities offered by Credicorp but were unable to meet their debt obligations after grace periods expired. It is important to keep two things in mind when analyzing the SME segment, (i) the indicators for the IOL and NPL portfolios fail to reflect real deterioration given that some of clients with facilities are covered by a grace period through the initial months of 2021 and (ii) clients that have received a Reactiva Peru loan have registered significant improvements in their payment ratios.

Early delinquency has fallen due to the reprogramming facilities that Credicorp has offered its clients to attenuate the impact of COVID-19.

Mortgage – Delinquency ratios

(iv)	In terms of Mortgage loans, it is important to remember that indicators are affected by the existence of real estate collateral (commercial properties). In these cases, the liquidation process can take up to 5 years, which impedes any attempt at write offs despite the fact that the loans are completely provisioned.

Traditional delinquency an early delinquency ratios improved QoQ after more payment facilities were offered to clients in this segment in the last quarter.

Consumer – Delinquency ratios

(v)	The consumer segment reported a significant increase in its delinquency ratios QoQ and YoY. The IOL portfolio increased after some clients were unable to recover their debt service capacity even with the facilities offered. It is important to note that some of the facilities granted have grace periods that will expire at the end of October.

The IOL portfolio registered an increase after refinancing was extended to clients that had received loan facilities (mainly debt freezing or skips) but were unable to meet their debt obligations once the grace period ended. These clients have been offered structural reprogramming that is aligned with their debt service capacity.

Early delinquency also increased QoQ and YoY given that some clients, which received at least one facility from Credicorp failed tot meet their debt obligations.

Credit Card – Delinquency ratios

(vi)	The Credit Card segment posted an increase QoQ and YoY in its IOL and NLP ratios. The was primarily attributable to (i) an increase in IOL loans of clients and once the facilities of debt freezing and skips expired; and (ii) the drop in loans due to a decrease in the number of new credit cards.

Early delinquency fell due to a decrease in the number of clients that presented deterioration after Credicorp offered facilities to attenuate the impact of COVID-19.

Mibanco – Delinquency ratios

(vii)     The IOL and NPL ratios fell QoQ due to growth in loans through government programs. If we exclude these loans, both ratios increased QoQ and YoY. The latter was attributable to deterioration in the payment situation of clients that decided not to take the financial facilities offered by Mibanco. Refinanced loans also increased because clients that were delinquent prior to February 15 of 2020 could not, according to the regulatory framework, receive the same facilities as clients that were up to date in their payments, and as such, were included in the refinanced portfolio.

The cost of risk reduced QoQ but remained at high levels given the update of the expected loss model, as mentioned in section 3.1. Provisions for loan losses.

BCP Bolivia – Delinquency ratios

(viii)	BCP Bolivia continued to report improvements in its QoQ and YoY delinquency ratios after Bolivian law mandated automatic rescheduling of Retail Banking loans that deferred payments until December 2020, to attenuate the impact of COVID-19.

The cost of risk registered a deterioration YoY due to an increase in provisions in the context of COVID-19, as indicated in section 3.1 Provisions for loan losses.

4.       Net Interest Income (NII)

In 3Q20, NII, the main component of income, began to recover and posted expansion of +10.2% QoQ. Interest income grew +8.3% QoQ, after having reported non-recurring charges for impairment due to frozen loans in 2Q20. Adjusted Interest Income fell -6,2%, driven mainly by an adjustment on interest income for the frozen loans in the last quarter, a drop in interest rates and a contraction in the structural portfolio. Interest Expenses grew +3.3% QoQ. If we exclude a non-recurring expense for bond exchange at BCP Stand-alone, adjusted interest expenses contracted -10.8% QoQ due to effective management of the funding mix and cost. As a result, adjusted NII fell -4.6% QoQ. In terms of Margins, NIM and Structural NIM situated at 4.05% and 4.46% respectively this quarter. Risk-adjusted NIM grew +279bps QoQ in line with an expansion in NII and a reduction in provisions.

Net interest income	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep-19	Sep-20	Sep-20 /Sep-19
Interest income	3,123,672	2,727,369	2,953,570	8.3%	-5.4%	9,208,969	8,844,548	-4.0%
Interest on loans	2,701,117	2,353,285	2,578,362	9.6%	-4.5%	7,896,052	7,701,997	-2.5%
Dividends on investments	2,915	4,867	8,871	82.3%	204.3%	21,496	21,617	0.6%
Interest on deposits with banks	79,723	9,264	7,981	-13.8%	-90.0%	251,899	66,357	-73.7%
Interest on securities	325,311	350,617	347,309	-0.9%	6.8%	1,000,029	1,020,661	2.1%
Other interest income	14,606	9,336	11,047	18.3%	-24.4%	39,493	33,916	-14.1%
Interest expense	847,272	766,241	791,875	3.3%	-6.5%	2,482,998	2,342,426	-5.7%
Interest on deposits	372,822	320,169	258,838	-19.2%	-30.6%	1,091,653	943,114	-13.6%
Interest on borrow ed funds	151,221	157,819	143,739	-8.9%	-4.9%	449,356	438,684	-2.4%
Interest on bonds and subordinated notes	236,567	199,347	301,347	51.2%	27.4%	690,934	698,809	1.1%
Other interest expense (1)(3)	86,662	88,906	87,951	-1.1%	1.5%	251,055	261,819	4.3%
Net interest income (1)(3)	2,276,400	1,961,128	2,161,695	10.2%	-5.0%	6,725,971	6,502,122	-3.3%
Risk-adjusted Net interest income (1)(3)	1,773,628	(579,329)	855,790	n.a.	-51.7%	5,391,694	1,314,279	-75.6%
Average interest earning assets (1)	168,631,427	194,719,984	213,481,060	9.6%	26.6%	166,952,088	196,742,569	17.8%
Net interest margin (1)(2)(3)	5.40%	4.03%	4.05%	2bps	-135bps	5.37%	4.41%	-96bps
NIM on loans (1)(2)(3)	7.74%	5.85%	6.19%	34bps	-155bps	7.46%	6.57%	-89bps
Risk-adjusted Net interest margin (1)(2)(3)	4.21%	-1.19%	1.60%	279bps	-261bps	4.31%	0.89%	-342bps
Net provisions for loan losses / Net interest income (1)(2)(3)	22.09%	129.54%	60.41%	-69.1%	38.3%	19.84%	79.79%	59.95%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Figures differ from those presented previously

4.1. Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, +8.3% growth in Interest Income was attributable to a +9.6% increase in interest on loans, which was in turn due to:

(i)	The non-recurring expense of S/324 million reported in 2Q20, which was attributable to impairment of frozen loans impairment in April and May.

(ii)	The slight acceleration in growth in average daily loan balances (+4.5%) was led by Retail Banking and by SME-Business (+33.0%) and SME-Pyme (+34.7%) in particular, where balances were bolstered by inflows of government loans.

(iii)	In the segment mix: SME-Business and SME-Pyme reported higher growth in loans than that registered for Wholesale Banking. Although both received inflows of loans under Reactiva 2, the SME-Business and SME-Pyme segments received the majority of the funding available through this tranche.

(iv)	In the currency mix: the contraction in average daily balances of FC loans was offset by the expansion in average daily balances of MN loans, which offer higher margins.

Adjusted interest income contracted -6.2% QoQ, which was attributable to an adjustment in interest on loans due to the non-recurring charge from the frozen loans in 2Q20, decrease in structural loan portfolio and a drop in market rates.

In the YoY analysis, interest income fell -5.4% due to:

(i)	the -4.5% contraction in interest on loans, which was attributable to the fact that government loans carry lower interest rates.

(ii)	the -90.0% (-S/71 million) reduction in interest income on deposits with banks after the remuneration rate for the reserve fund contracted and the voluntary reserve fund at BCR was drawn down; funds from the latter were used to purchase investments seeking to capitalize on the excess liquidity.

YTD, interest income fell -4.0%, which was attributable to:

(i)	the contraction in interest on deposits in other banks (-73.7%) after the renumeration rate on the legal reserve fell and the voluntary reserve fund was drawn down.

(ii)	interest income on loans, which fell -2.5% due to:

a.	expenses for S/323.4 million in 2Q20, which were generated by frozen installments in the months of April and May.

b.	loans under government programs, which drove strong growth in volume but also pressured interest rates downward.

Slight growth of +2.1% in interest on securities, which was attributable to 52.2% growth in total investments YoY (representing +94.74% of Fair value through other comprehensive income investments at BCP Stand-alone), was insufficient to offset the results outlined above.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, interest expenses increased +3.3%, due to an increase in interest on bonds and subordinated notes (+ 51.2%) after an extraordinary expense of S / 108 million was reported for a bond issuance in July through BCP Stand-alone’s liability management strategy. The adjusted interest expense contracted -10.8%, which was attributable to a decrease in market rates and adequate management of the funding mix and cost.

As part of our debt liability management strategy, in the month of July, BCP Stand-alone executed an international issuance of subordinated debt for US$850.0MM at a rate of 3.125% with maturity in 2030. This allowed the bank to repurchase of two issuances with maturities in 2026 and 2027 ($768 millions) and coupon rates of 6.87% and 6.125% respectively. Thus, it was possible to extend the duration of subordinated debt at a lower cost.

Lower interest expenses on deposits, which were down -19.2% QoQ, were insufficient to offset the aforementioned increase in interest expenses on bonds and subordinated notes. The decrease in expenses on deposits was driven by:

(i)	an improvement in the deposit mix given that non-interest-bearing deposits and savings deposits grew materially, facilitating a subsequent reduction in more costly alternatives.

(ii)	the rate effect given that rates in both LC and FC followed a downward trend in recent quarters, which led to a subsequent decrease in expenses.

In the YoY analysis, interest expenses fell -6.5%, which was attributable to:

(i)	the contraction in interest expenses on deposits due to a decrease in more costly deposit alternatives, including time deposits, severance deposits and interest-bearing deposits.

(ii)	The -4.9% decrease in interest expenses on loans after loans issued by foreign financial institutions and repos of CDs with BCR expired.

The aforementioned was partially offset by a +27.4% increase in interest expenses on bonds and subordinated notes, which correspond to premium payments on the repurchase of bonds. Excluding the extraordinary expense, adjusted expense fell -19.0%.

YTD, interest expenses fell -5.7%, which was attributable to a -13.6% contraction in interest on deposits. The main factors that drove this decrease were:

(i)	deposit mix: although total deposits increased 27.8% YoY, interest expenses fell after the volume of more expensive deposit types. Time deposits and severance indemnity deposit fell -10.3% and -1.1% respectively.

(ii)	rate effect: rates have followed a downward trend in both currencies due to the economic contraction generated by the pandemic.

Additionally, there was a -2.4% drop in interest expenses on loans after loans with foreign financial institutions and repos with BCR expired.

After excluding extraordinary expense for bond issuance in BCP Stand-alone, adjusted expense fell -10.0%.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM fell YoY and YTD, which was attributable to:

(i)	Lower Structural NIM, which was 4.46% this quarter and 4.93% YTD; this represented a -94bps decline YoY and -44bps YTD. The decrease in the margin was driven by:

a.	A drop in market rates in both LC and FC.

b.	The mix of interest-earning assets, which was characterized by a decrease in the share of loans (66% in 3Q19 versus 59% in 3Q20) versus an increase in the share of investments (21% in 3Q19 versus 24% in 3Q20).

(ii)	Government Programs vs Structural Loan mix. The impact of Government Programs loans on NIM is -35bps.

(iii)	Non-recurring events:

a.	Additional interest income related to the zero-interest-rate loan impairment, and
b.	Additional interest expense related to the bond exchange at BCP Stand-alone.

The combined effect of both events impacts NIM by - 6pbs.

Risk-adjusted NIM contracted -261bps YoY and -342bps YTD in line with increase in provisions. Nevertheless, risk-adjusted NIM improved +279bps QoQ due to growth in NII (+10.2%) and a decrease in provisions (-48.6%) last quarter.

NIM on loans registered slight growth of +34bps QoQ but contracted -155bps YoY and -89bps YTD.

This contraction was driven by lower margins due to the influx of low-interest loans from government reactivation programs. In 3Q20, SME-Business and SME-Pyme were the primary recipients of government loans. This spurred a slight increase in NIM on loans with regard to last quarter, when loan placements were concentrated in Middle Market Banking, which generates lower margins than SME segments. It is important to note that Mibanco continues to grant government loans, whose rates are considerably below those offered through the structural portfolio.

NIM on loans in the structural portfolio was situated at 7.04% this quarter, which represented a drop of -34bps OoQ, -70bps YoY. This evolution was driven by an adjustment of interest for frozen loans and decrease in market rates in both LC and FC.

NIM on loans (2)

It is important to also analyze NIM by line of business. The chart below shows the interest margins for each of Credicorp’s business lines.

NIM Breakdown	Universal Banking(1)	Microfinance(2)	Credicorp(3)
3Q19	4.76%	15.16%	5.40%
2Q20	3.71%	9.01%	4.03%
3Q20	3.53%	12.12%	4.05%
Sep 2019	4.68%	14.86%	5.37%
Sep 2020	3.91%	11.69%	4.41%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Universal Banking includes BCP Stand-alone and BCP Bolivia

(2) Microfinance includes Mibanco, Encumbra and Bancompartir

(3) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

In the YoY evolution and YTD, Credicorp reported a reduction in NIM, which was attributable to deterioration in both Universal Banking and Microfinance. Universal Banking represents 73% of net interest income while Microfinance accounts for 21%.

NIM for Universal Banking deteriorated -18bps QoQ, -123pbs YoY and -77bps YTD. This was attributable, on one hand to the fact that government relief loans were offered at very low rates, and on the other hand, to a drop in both LC and FC rates in the market.

NIM for Microfinance grew +310bps QoQ but fell -305bps YoY and -316 YTD. Growth at the QoQ level was attributable to expenses incurred for debt freezing in the second quarter, while the decrease in the YoY and YTD analysis was attributable to low-interest government loans and a one-off expense in the second quarter.

It is also important to look at risk-adjusted NIM by business line. The table below summarizes the risk-adjusted net interest margins for each of the business lines at Credicorp.

(2) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

Risk Adjusted NIM Breakdown	Universal Banking(1)	Microfinance(2)	Credicorp(3)
3Q19	3.64%	11.50%	4.21%
2Q20	-1.47%	-3.69%	-1.19%
3Q20	1.53%	0.99%	1.60%
Sep 2019	3.69%	11.59%	4.31%
Sep 2020	0.52%	2.29%	0.89%

Risk-Adjusted NIM: (Annualized Net interest income - annualized provisions) / Average period end and period beginning interest earning assets.

(1) Universal Banking includes BCP Stand-alone and BCP Bolivia

(2) Microfinance includes Mibanco, Encumbra and Bancompartir

(3) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

Credicorp reported slight growth of +279bps QoQ in risk-adjusted NIM. This reflects the decrease reported in provisions in 3Q20 and improvements in the margins for both Universal Banking and Microfinance, which grew +300bps and +468bps respectively. In this context, the risk-adjusted NIM in \ Universal Banking fell -212bps YoY and -318bps YTD while the risk-adjusted NIM in Microfinance fell -1051bps YoY and -930bps YTD.

5.       Non-Financial Income

Non-financial income rose +8.6% QoQ in 3Q20 after core components posted recovery. This growth was attributable to an uptick in transactional activity, which began once the quarantine for COVID-19 was partially lifted (after being in place throughout 2Q20). The positive results reported for fee income and the net gain on foreign exchange transactions was attributable to an increase in income from banking products and services, primarily at BCP Stand-alone

Non-financial income	Quarter			% change		Year		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Fee income	815,403	503,488	775,805	54.1%	-4.9%	2,385,575	2,039,623	-14.5%
Net gain on foreign exchange transactions	188,073	149,308	155,028	3.8%	-17.6%	554,854	471,319	-15.1%
Net gain on securities	150,427	280,563	135,957	-51.5%	-9.6%	364,959	295,887	-18.9%
Net gain from associates (1)	21,842	14,906	11,245	-24.6%	-48.5%	57,106	45,375	-20.5%
Net gain on derivatives held for trading	2,158	8,358	(21,297)	n.a	n.a	(1,000)	22,491	n.a
Net gain from exchange differences (2)	(11,775)	23,531	6,361	-73.0%	n.a	1,778	8,652	386.6%
Other non-financial income	133,128	35,196	39,498	12.2%	-70.3%	323,715	192,464	-40.5%
Total non-financial income, net	1,299,256	1,015,350	1,102,597	8.6%	-15.1%	3,686,987	3,075,811	-16.6%

(1) Includes gains on other investments, mainly made up of the profit of Banmedica.

(2) Figures from 3Q19 differ from previously reported due to the implementation of IFRS 16.

	Quarter			% change		Year		% change
(S/ 000)	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
(+) EPS contribution (50%)	14,720	16,806	9,416	-44.0%	-36.0%	36,396	43,408	19.3%
(-) Private health insurance deduction (50%)	(5,350)	(17,944)	(10,566)	-41.1%	97.6%	(12,832)	(34,940)	172.3%
(=) Net gain from association with Banmedica	9,370	(1,138)	(1,150)	1.1%	-112.3%	23,564	8,468	-64.1%

The QoQ evolution shows growth of +8.6% in non-financial income, which was attributable to:

(i)	Growth in Fee income, mainly at BCP Stand-alone. This was driven by an increase in monetary transactions, which were up +48% QoQ; an increase in fee collections after fees that were waived in 2Q20 were reinstated; and an uptick in transactional activity after restrictions on mobility were scaled back in 3Q20. Expansion in fee income was also attributable, although to a lesser extent, to Credicorp Capital, which reported an increase in income in the Corporate Finance business after loans for the Autopista del Norte were restructured. Finally, growth in fee income was driven by Prima AFP, which registered an increase in fees for flows and balances versus 2Q20, when contributions were suspended in the month of April. For more information, see section 5.1.2 Fee income from the Banking Business.

(ii)	An increase in income from the Net gain on foreign exchange transactions, which was attributable to an increase in spreads with Retail Banking clients in buy and sell transactions of US Dollars (US$) at BCP Stand-alone.

(iii)	Other non-financial income, which was attributable to income from leasing; a provisions release at Pacifico; and fees for the “Millas Travel” program for credit cards at BCP Stand-alone.

The aforementioned was partially offset by:

(i)	A contraction in the Net gain on securities, which was attributable to (i) ASB, due to the losses reported this quarter on a mark-to-market reduction in an investment at fair value through other comprehensive income portfolio, which led to unrealized losses of S/ 23 million. The decrease in income was also attributable to the fact that non-recurring gains of S/ 96 million were reported in 2Q20 for the same investment; ii) Prima AFP, attributable to a decrease in the AuM volume due to government measures to allow affiliates to, in the first instance, withdraw S/ 2,000 from their private pensions, and in the second instance, draw down up to 25% of their funds, which caused the profitability of the legal reserve to drop. Lastly, income this quarter dropped due to market volatility, which was spurred by uncertainty about the pandemic’s impact. It is important to note that this quarter, a non-recurring loss was registered for an impairment charge of S/ 23 million after the value of a private equity investment was adjusted downward.

(ii)	The drop in the Net gain on speculative derivatives, which was generated at BCP Stand-alone and Credicorp Capital through currency forwards to cover investment positions and foreign exchange transactions.

The YoY analysis shows a decrease of -15.1% in non-financial income, which was due to:

(i)	A drop in Other non-financial income after the sale of various properties (branches) and a portfolio under judicial collections in 3Q19.

(ii)	The decrease in Fee Income, which was mainly attributable to BCP Stand-alone and Mibanco, was driven by (i) the benefits and fee exemptions extended to clients to weather the pandemic, and (ii) a drop in consumption and transaction volumes. It is important to note that the subsidiary that has been hardest hit by the pandemic is Mibanco, which registered a contraction of -90.5% YoY in fee income, its main source of non-financial income.

(iii)	The decline in income from the Net gain on foreign exchange transactions, which was driven mainly by a decrease in transaction volumes and margins by Wholesale Banking and Retail Banking clients at BCP Stand-alone.

The aforementioned was slightly offset by

(i)	Growth in the Net gain for exchange rate difference, attributable to appreciation in the US dollar in regional economies; this was reflected in gains on Trading and off-balance positions at BCP Stand-alone and Credicorp Capital.

In YTD terms (Sept 20 vs Sept 19), non-financial income fell -16.6%, which was mainly attributable to:

(ii)	The contraction in Fee Income reflects the fact that 2020 has been a challenging year for banking products and services, which is evident in the 50% drop in transactions during the pandemic.

(iii)	The reduction in Other non-financial income, mainly due to extraordinary income from the sale of fixed assets and loan portfolios, in BCP Individual and BCP Bolivia.

(iv)	The Net gain on foreign exchange transactions, which registered a recovery in 3Q20 but was still insufficient to offset the results from previous quarters. It is also important to note that the scenario in 2020, which was marked by declining interest rates and obligatory quarantines, has negatively impacted spreads and volumes.

5.1. Fee Income

5.1.1. By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to growth in its fee income in 2Q20

Evolution of fee income QoQ by subsidiary (S/ Million)

*Others include Encumbra, Bancompartir, Grupo Pacifico and eliminations for consolidation purposes.

Evolution of fee income YoY by subsidiary (S/ Million)

*Others include Encumbra, Bancompartir, Grupo Pacifico and eliminations for consolidation purposes.

Evolution of fee income YTD by subsidiary (S/ Millions)

*Others include Encumbra, Bancompartir, Grupo Pacifico and eliminations for consolidation purposes.

5.1.2. Fee income in the Banking Business

The figure below shows the evolution of the main components of fee income in the banking business:

Composition of Fee Income in the Banking Business

	Quarter		% change		Year		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Miscellaneous accounts (1)	184,826	115,586	165,699	43.4%	-10.3%	532,074	446,247	-16.1%
Credit cards (2)	71,633	12,606	51,781	310.8%	-27.7%	212,162	124,822	-41.2%
Drafts and transfers	68,526	40,995	62,106	51.5%	-9.4%	193,243	164,947	-14.6%
Personal loans (2)	24,984	11,298	29,197	158.4%	16.9%	73,493	68,847	-6.3%
SME loans (2)	16,970	6,450	20,161	212.6%	18.8%	52,505	45,419	-13.5%
Insurance (2)	26,956	22,747	23,990	5.5%	-11.0%	72,714	71,916	-1.1%
Mortgage loans (2)	9,213	-870	14,085	N/A	52.9%	28,379	22,617	-20.3%
Off-balance sheet (3)	49,803	49,231	48,430	-1.6%	-2.8%	144,974	147,754	1.9%
Payments and collections (3)	108,617	82,325	99,836	21.3%	-8.1%	317,329	283,443	-10.7%
Commercial loans (3)(4)	21,537	10,448	16,626	59.1%	-22.8%	64,684	45,052	-30.4%
Foreign trade (3)	13,809	9,960	12,079	21.3%	-12.5%	42,606	33,615	-21.1%
Corporate finance and mutual funds (4)	15,889	12,151	13,162	8.3%	-17.2%	52,761	41,986	-20.4%
ASB (4)	11,923	6,772	10,024	48.0%	-15.9%	34,110	25,208	-26.1%
Others (4)(5)	80,254	29,633	34,793	17.4%	-56.6%	223,472	126,492	-43.4%
Total fee income	704,940	409,332	601,968	47.1%	-14.6%	2,044,506	1,648,368	-19.4%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business expanded +47.1% QoQ. This was attributable to growth in all items with the exception of Letters of Guarantee, which presented a slight reduction of -1.6%. The items that posted the highest growth this quarter were:

(i)	Miscellaneous accounts, which registered growth of +43.4% that was primarily driven by (i) Debit cards, due to an increase in merchant-fee, card replacement and cash withdrawals and to a lesser extent to an improvement in the results of (ii) Savings accounts and (iii) Current accounts. Expansion in current accounts was attributable to an increase in income for account maintenance and growth in transactions.

(ii)	Credit cards, due to (i) merchant-fee, which collected higher fees from establishments due to a decrease in billing levels and (ii) membership fees (which were suspended in 2Q20).

(iii)	Drafts and transfers, due to an increase in fees from (i) national transfers through savings and current accounts, (ii) foreign transfers and (iii) inter-bank transfers.

In the YoY and YTD analysis, the contractions of -14.6% and -19.4% respectively were attributable to decreases in (i) Others, which was mainly driven by the decrease in fees at Mibanco after income from obligatory and optional insurance for loans dropped, in line with a decrease in loan disbursements and in late fee charges, (ii) Credit cards, due to a decrease in merchant-fee fees after a drop in consumption and (iii) Miscellaneous accounts, which was mainly spurred by a reduction in income from debit cards.

It is important to note that the variations in 2020 vs 2019 are due, in their vast majority, to the impact of the pandemic and quarantine measures in place from mid-March until the end of June, which greatly affected transactional and commercial activity. Non-financial income was also affected by the holding’s decision to offer the clients at each subsidiary different facilities and fee exemptions to weather the impact of the crisis. Lastly, although fee income was also adversely affected by client migration to digital and cost-efficient channels, this is part of a larger strategy to build a more profitable and efficient client service network.

6.	Insurance Underwriting Result

The insurance underwriting result registered a decrease of 103.2% QoQ, which was mainly attributable to an increase in claims in both the Life and P&C businesses and to a lesser extent, to an increase in acquisition cost in both businesses; this result was mitigated by an increase in net earned premiums in both businesses. In the YoY analysis, the underwriting result fell 103.5% due to an increase in claims in life insurance and a decrease in net premiums in both businesses, which was offset by a decrease in P&C’s acquisition cost.

YTD, the underwriting result fell 22.5% due to a decrease in life insurance, which was mitigated by the result in P&C. In the life business, the decrease in the result was driven by an increase in reported claims and in fees while in the P&C business, the increase in the underwriting results was attributable to a drop in claims.

	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Net earned premiums	604,877	552,061	595,394	7.8%	-1.6%	1,773,665	1,775,391	0.1%
Net claims	(385,487)	(328,783)	(513,091)	56.1%	33.1%	(1,143,992)	(1,215,375)	6.2%
Acquisition cost (2)	(94,239)	(87,598)	(86,643)	-1.1%	-8.1%	(277,186)	(286,749)	3.5%
Total insurance underwriting result	125,151	135,680	(4,340)	-103.2%	-103.5%	352,487	273,267	-22.5%

(1) Includes the results of the Life, Property & Casualty and Crediseguros business

(2) Includes net fees and underwriting expenses.

6.1. Life Insurance

Life insurance total premiums	Life insurance net earned premiums (1)
(S/ millions)	(S/ millions)

(1) Total premiums without considering reinsurance nor reserve premiums.

Total premiums increased 10.5% QoQ, which was attributable to (i) Annuities, which was primarily due to an increase in sales of Renta Particular product; (ii) Individual Life, due to an increase in the effectiveness of collections; growth in savings premiums; and the exchange rate effect; (iii) D&S, due to provisions registered last quarter after collections of SISCO IV premiums dropped; (iv) Group Life, for the SCTR product (insurance for high-risk occupations), due to an uptick in economic activity and growth in mining policy renewals and Collective Life, after sales posted an uptick through the bancaassurance channel. The aforementioned was attenuated, to a lesser extent, by Credit Life after a decrease was reported in premium turnover in the bancaassurance channel.

Net earned premiums increased 9.0% for the same reasons outlined in the QoQ analysis.

In the YoY analysis, net premiums increased 0.9%, which was mainly attributable to growth in Annuities and Individual Life, for the same reasons outlined in the QoQ analysis. This result was attenuated by a decrease in premiums in Credit Life after sales fell in the bancaassurance channel (Mibanco) due to a drop in consumer loans and in Group Life due to a decrease in sales in SCTR and Collective Life products.

Net earned premiums declined 0.6% due to an increase in reserves, which was attributable to an increase in total premiums.

YTD, in the year 2020 total premiums fell 2.5%, which was primarily due to the impact of the quarantine on (i) Annuities, due to a decrease in new sales in Renta Particular product; (ii) Credit Life due to a decrease in premium production in the bancaassurance channel (Mibanco); (iii) D&S explained by provisions of lower estimated collections of premiums in SISCO IV (iv) Group Life, due to a decrease in new sales for SCTR in the second quarter and for Collective Life. The aforementioned was mitigated by an increase in premiums in Individual Life due to an increase in the collections; growth in savings premiums; and an increase in the exchange rate.

Net earned premiums increased 2.3% due to a reserve decreased, in line with a drop in total premiums.

Life insurance net claims

(S/ millions)

Net claims grew 56.2% QoQ, which was attributable to an increase in deaths due to COVID-19 and to an increase in incurred but not reported claims (IBNR) in the COVID-19 context, particularly in D&S, Credit Life, Group Life and to a lesser extent, in Individual Life, and to the evolution in Annuities, due to an uptick in payments due to an increase in the policy stock that are being paid.

Since April 2020, the IBNR level in Life businesses increased considerably with regard to previous periods due to two factors: a delay in reporting of regular claims due to social immobility during the quarantine and to the increase in estimated deaths of our insured due to excess mortality in the context of the pandemic.

In the YoY analysis, net claims increased 67.3%, which was mainly attributable to Credit Life, D & S, Group Life and Individual Life, for the reasons outlined in the QoQ analysis and to Annuities, due to an increase in pension payments for individual annuities.

YTD, claims grew 29.1%, for the reasons outlined in the YoY analysis.

6.2. Property and Casualty Insurance

Property and Casualty total premiums	Property and Casualty net earned premiums(1)
(S/ millions)	(S/ millions)

(1) Total premiums without considering reinsurance nor reserve premiums.

Total premiums fell 2.4% QoQ, which was attributable to (i) Commercial Lines, where premiums for renewal increased with regard to the level in 2Q20 in the fire and aviation lines. The aforementioned was mitigated by (i) Cars, due to an increase in new sales and renewals, which was mainly seen in the commercial and bancaassurance channels due to an uptick in economic activity; (ii) Personal Lines, due to an increase in new sales through the bancaassurance channel (iii) Medical Assistance, due to an increase in new sales of comprehensive products and (iv) SOAT, after new sales increased through the Brokers channel.

Net earned premiums rose 7.0%, which was attributable to a decrease in ceded premiums in the Commercial Lines after facultative premiums fell and to an increase in the remainder of products for the reasons outlined in the QoQ analysis.

In the YoY analysis, total premiums decreased 3.2% due to (i) Commercial lines and via the fire segment after an increase in account renewals in 3Q19; (ii) Personal lines, driven by a decrease in new sales through the bancaassurance channel and a decrease in renewal premiums for student accident coverage after schools and universities were closed; and (iii) SOAT, due to a decrease in new sales through the Brokers channel. The aforementioned was mitigated by (i) Medical Assistance, due to an increase in new sales and renewals of comprehensive health products and (ii) Cars, which was attributable to new sales and renewals after clients were reimbursed for premiums (charged during the lockdown) and a campaign to offer benefits to holders of personal accident policies; the objective of both commercial initiatives aimed to improve new sales and client retention levels.

At the net earned premium level, the difference remained at 3.2%. This was primarily attributable to the evolution of Cars, where more reserves were set aside for current risks, Personal Lines and Commercial lines due to the reasons outlined above.

In the YTD analysis, in 2020 total premiums fell 8.2%. This decrease was driven mainly by Cars, given that new sales and renewals fell in 2Q20, and Commercial Lines, Personal Lines and SOAT, for the reasons outlined in the YoY analysis. The aforementioned was mitigated by Medical Assistance, which experienced an uptick in sales of oncological and comprehensive health products in the first few months of the year.

At the new earned premiums level, the difference fell 2.6%, which was primarily attributable to an increase in reserve releases for current risks after sales fell and fewer premiums were ceded in the Commercial Lines.

Property & Casualty net claims

(S/ millions)

Net claims increased 49.5% QoQ, which was attributable to an uptick in economic activity in July, which led to an increase in the use of Medical Assistance products and to an increase in claims frequency in Cars and SOAT. This was mitigated by personal lines, after the fewer IBNR were set aside and lower cases were received through bancaassurance channel; and by the Commercial Lines, which reported an increase in claim severity in maritime hulls and in the technical lines on the last quarter.

In the YoY analysis, net claims fell 20.7%. This decrease was seen across business lines but was particularly noteworthy for the Student Accident product given that schools and universities are closed; in Cars, after fewer claims were reported and claims management improved; Medical Assistance, due to a drop in the exposure levels of clients, who preferred to avoid attending clinics and a loss was reported in the corporate account due to high claims; SOAT, due to drop in the frequency of cases (motorcycles); and Commercial Lines, after reserves were released for claims in the dishonesty line.

YTD, claims decreased 27.6%, which was attributable to a decrease in the frequency of cases in all business lines for the reasons outlined in the YoY analysis.

6.3. Acquisition Cost

Acquisition cost per Business

(S/ millions)

Acquisition cost	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Net fees	(65,715)	(49,084)	(59,652)	21.5%	-9.2%	(184,445)	(175,387)	-4.9%
Underwriting expenses	(30,039)	(39,189)	(27,716)	-29.3%	-7.7%	(113,851)	(113,366)	-0.4%
Underwriting income	1,514	675	725	7.4%	-52.1%	21,111	2,004	-90.5%
Acquisition cost	(94,239)	(87,598)	(86,643)	-1.1%	-8.1%	(277,186)	(286,749)	3.5%

The acquisition cost fell 1.1% QoQ, which was attributable to a decrease in underwriting expenses given that provisions were higher in 2Q20; this drop was driven mainly by the Commercial Lines, Cars and Medical Assistance. The aforementioned was attenuated by an increase in fees in both businesses, in line with the increase seen in net premiums this quarter.

In the YoY analysis, the acquisition cost fell 8.1% due to a drop in fees in the Personal Lines and in Cars, which was attributable to a decrease in net premiums. To a lesser extent, underwriting expenses also fell, which was driven by Commercial Lines after profit sharing from previous periods was released.

YTD the acquisition cost increased 3.5%. This was attributable to an increase in underwriting expenses, primarily due to Cars given that a total of 10 million Soles was returned to clients who were unable to use their vehicles during the lockdown and to an increase in reserves for uncollectible premiums in Cars, Commercial Lines and Medical Assistance and to an increase in uncollectible reinsurance premiums in Medical Assistance. The aforementioned was mitigated by a decrease in fees, which was associated with a decline in direct premiums in the P&C business.

6.4 Underwriting Result by Business

Underwriting Result by Business

(S/ millions)

In the QoQ analysis, the decrease in the underwriting result was attributable to life insurance and driven by (i) an increase in claims, mainly due to growth in reported cases and to a move to set aside more IBNR reserves for COVID-19, particularly in D & S, Credit Life and Group Life; and (ii) the increase in the acquisition cost, which was spurred by growth in fees and in the underwriting result after releases of profit sharing and provisions for uncollectible premiums reported in the previous quarter; this was mitigated by an increase in premiums due to an uptick in economic activity. In P&C, the decrease in the underwriting result was mainly due to higher claims in Medical Assistance and Cars, mitigated by higher premiums in all lines of business which was attributable to economic reactivation; and to a decrease in the acquisition cost, which was attributable to a drop in related provisions and to the reimbursement of premiums reported in the previous quarter in the Cars line.

In the YoY analysis, the decrease in the underwriting result was attributable to life insurance and attenuated by P&C. In Life insurance, the decline was attributable to the reasons outlined in the QoQ analysis and to a decrease in net premiums in Credit Life through the bancaassurance channel. In P&C, in the increase in the underwriting result was attributable to a drop in claims and a decrease in acquisition costs after fees fell in line with a decrease in premiums.

YTD, the drop in the underwriting result was attributable to life insurance and attenuated by P&C. In life insurance the decrease in the underwriting result was attributable to an increase in claims and in provisions due to COVID-19 and to an increase in fees in Credit Life, which was mitigated by an increase in net premiums in Annuities, Individual Life and Credit Life. In P&C, the result was attributable to a decrease in claims after policyholders sought out fewer services due to social immobility measures. This result was attenuated by a decrease in the net earned premium after new sales dropped and policies were cancelled due to lack of payment and the acquisition cost rose, which was attributable to premium reimbursements in Cars for 10 million soles.

7.	Operating Expenses and Efficiency

Credicorp’s adjusted operating efficiency ratio (adjusting operating income for non-recurring events from operating income), improved from 45.6% in the 2Q20 to 44.8% in the 3Q20. In the YoY and YTD analysis, the deterioration of the adjusted Efficiency ratio was due to a drop in fee income and interest income at BCP Stand-alone and Mibanco, which was attenuated by a reduction in operating expenses after Credicorp took measures to mitigate the impact of a decrease in operating income due to COVID-19.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Salaries and employees benefits	845,345	825,997	803,438	-2.7%	-5.0%	2,525,497	2,520,619	-0.2%
Administrative, general and tax expenses	570,290	508,078	588,994	15.9%	3.3%	1,661,100	1,636,715	-1.5%
Depreciation and amortization	165,195	171,439	168,234	-1.9%	1.8%	455,183	511,421	12.4%
Association in participation	5,348	17,944	10,566	-41.1%	97.6%	12,830	34,940	172.3%
Acquisition cost (1)	94,239	87,598	86,643	-1.1%	-8.1%	277,186	286,749	3.5%
Operating expenses (2)	1,680,417	1,611,056	1,657,875	2.9%	-1.3%	4,931,796	4,990,444	1.2%
Operating income (3)	3,896,978	3,212,780	3,684,231	14.7%	-5.5%	11,497,949	10,864,973	-5.5%
Efficiency ratio (4)	43.1%	50.1%	45.0%	-510bps	190bps	42.9%	45.9%	300bps
Operating expenses / Total average assets (5)	3.67%	3.07%	2.93%	-14bps	-74bps	3.62%	3.17%	-45bps

(1) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(2) Operating expenses = Salaries and employee’s benefits + Administrative, general and tax expenses + Depreciation and amortization + Acquisition cost + Association in participation.

(3) Operating income = Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net premiums earned.

(4) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Operating income.

(5) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, efficiency improved 510 bps after interest income rose in 3Q20, following the impairment in interest income reported at BCP Stand-alone and Mibanco last quarter, (associated with the debt freezing facilities offered by both institutions).

In the YoY analysis, efficiency deteriorated 190 bps. The figure below shows the impact that variations in each component of income and operating cost had on the efficiency ratio YoY

YoY evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

The deterioration in the efficiency ratio was attributable to:

(i)	A drop in net interest income, driven by a decrease in interest rates for loans through government programs and by a one-off for financial expenses due to debt restructuring at BCP Stand-alone in July 2020, as indicated in section 4. Net interest income (NII).

(ii)	A decrease in fee income at BCP Stand-alone, and to a lesser extent at Mibanco. This was attributable to the benefits and extensions offered to clients to cope with the effects of the pandemic and to a decrease in transactional activity, as explained in section 5.1.2. Fee income for the Banking Business.

(iii)	Administrative and general expenses and taxes increased at BCP Stand-alone, due to the higher expenses for IBM, as indicated in section 7.1. Credicorp – Administrative and general expenses and taxes.

The aforementioned was attenuated by a decrease in salaries and employee benefits, mainly at BCP Stand-alone. This was driven by a decrease in variable compensation at BCP Stand-alone and, to a lesser extent, at Mibanco, which registered a decrease in its headcount.

YTD the efficiency ratio deteriorated 300 bps, which reflected the impact of the drop in operating income in 2Q20 after impairment was registered for net interest income and a reduction was posted for fee income at BCP Stand-alone and Mibanco. The aforementioned was attenuated by a drop in administrative, general and taxes expenses due to the savings generated by the fact that a large percentage of employees are working remotely. The figure below shows the impact that the variations in each component of income and operating expense had on the YTD efficiency ratio:

YTD evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses	Quarter						% change		YTD		% change
S/ 000	3Q19%		2Q20%		3Q20%		QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Repair and maintenance	88,499	16%	98,069	19%	102,788	17%	4.8%	16.1%	240,235	276,908	15.3%
Publicity	87,711	15%	53,505	11%	90,912	15%	69.9%	3.6%	250,209	219,673	-12.2%
Taxes and contributions	70,224	12%	63,344	12%	59,866	10%	-5.5%	-14.7%	209,105	191,227	-8.5%
Consulting and professional fees	70,336	12%	46,412	9%	45,962	8%	-1.0%	-34.7%	154,951	131,859	-14.9%
Transport and communications	42,873	8%	30,156	6%	43,882	7%	45.5%	2.4%	127,605	109,504	-14.2%
IBM services expenses	16,034	3%	33,006	6%	40,148	7%	21.6%	150.4%	73,652	103,463	40.5%
Comissions by agents	22,435	4%	19,080	4%	22,266	4%	16.7%	-0.8%	61,378	62,775	2.3%
Security and protection	15,838	3%	15,823	3%	16,101	3%	1.8%	1.7%	50,108	47,903	-4.4%
Sundry supplies	19,403	3%	9,908	2%	12,679	2%	28.0%	-34.7%	55,757	46,226	-17.1%
Leases of low value and short-term	10,030	2%	12,476	2%	11,938	2%	-4.3%	19.0%	40,610	43,257	6.5%
Electricity and w ater	13,571	2%	13,134	3%	12,170	2%	-7.3%	-10.3%	39,925	37,117	-7.0%
Subscriptions and quotes	11,920	2%	12,219	2%	12,263	2%	0.4%	2.9%	31,271	35,234	12.7%
Insurance	19,114	3%	3,195	1%	20,392	3%	538.2%	6.7%	23,499	28,497	21.3%
Electronic processing	6,520	1%	6,840	1%	8,824	1%	29.0%	35.3%	18,982	24,301	28.0%
Cleaning	4,880	1%	5,522	1%	6,706	1%	21.4%	37.4%	15,655	17,745	13.4%
Audit Services	1,216	0%	1,220	0%	3,693	1%	202.7%	203.7%	5,162	6,163	19.4%
Services by third-party and others (1)	69,686	12%	84,169	17%	78,404	13%	-6.8%	12.5%	262,996	254,863	-3.1%
Total administrative and general expenses	570,290	100%	508,078	100%	588,994	100%	15.9%	3.3%	1,661,100	1,636,715	-1.5%

(1) The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policy expenses, subscription expenses and commission expenses.

Administrative, general and tax expenses increased QoQ. This was due to growth in expenses for (i) publicity, due to the higher expenses of the Latam Miles program, in line with the increase in the transactional level, (ii) the insurance expenses at BCP Stand-Alone; and (iii) Transport and communications, in line with the increase in transportation of cash between agencies and supply of ATMs.

The YoY analysis, which reflects the fact that some of the social immobility measures in place in 2Q20 were lifted in 3Q20, shows a slight increase in IBM Services due to (i) the increase in expenses under IFRS 16, which are considered as general and administrative expenses; and (ii) the higher exchange rate, given that the contract with IBM is in dollars. The aforementioned was offset by:

(i)	The drop in expenses for Consultants, which was mainly attributable to BCP Stand-alone and driven by the fact that in 3Q19, different projects were in course in the digital transformation area that required consultancy services.

(ii)	The decrease in the expense for diverse supplies at the majority of our subsidiaries, given that the majority of our personnel are working remotely and there was no need to restock inventory this quarter.

YTD, expenses fell, which was in line with Credicorp’s efforts to control operating expenses in a scenario in which operating income is highly pressured. The decline over the period was due primarily to a decrease in advertising expenses in 2Q20. It is important to note that administrative and general expenses attenuated the increase in Other expenses, which increased due to (i) expenses for donations made by BCP Stand-alone, Mibanco and Pacifico in the first quarter, and (ii) the protective measures for COVID-19 taken to protect employees and clients who conduct transactions through physical channels. Measures include offering employees transport to and from work as well as provision of masks, gloves and other components for personal protection.

7.2. Efficiency Ratio

Efficiency Ratio by Subsidiary (1)(2)

	BCP Stand-alone	BCP Bolivia	Microfinance (3)	Pacifico	Prima AFP	Credicorp
3Q19	40.6%	56.8%	51.3%	39.0%	44.0%	43.1%
2Q20	43.0%	51.0%	93.1%	40.0%	57.3%	50.1%
3Q20	40.8%	51.2%	62.8%	35.4%	49.3%	45.0%
Var. QoQ	-220bps	20bps	-3030bps	-460bps	-800bps	-510bps
Var. YoY	20bps	-560bps	1150bps	-360bps	530bps	190bps
YTD - Sep 19	39.6%	60.0%	53.0%	38.8%	42.0%	42.9%
YTD - Sep 20	40.8%	52.9%	68.1%	38.7%	47.9%	45.9%
% change
Sep 20 / Sep 19	120bps	-710bps	1510bps	-10bps	590bps	300bps

(1) (Salaries and employee’s benefits + Administrative, general and tax expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net premiums earned).

(2) The efficiency ratio differs from previously reported, please consider the data presented on this report.

(3) Microfinance includes Mibanco, Bancompartir and Encumbra.

In the QoQ analysis, the efficiency ratio improved after operating income at BCP Stand-alone and Mibanco increased.

The figure below shows each subsidiary’s contribution to the efficiency ratio YoY.

YoY evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Crédito, among other subsidiaries and the eliminations for consolidation purposes.

In the YoY analysis, efficiency deteriorated 190 bps, which was attributable to:

(i)	The evolution of the Microfinance business, where deterioration was driven by a drop in net interest income at Mibanco due to the influx of low-interest government loans and the increase registered in operating expenses at the Bancompartir subsidiary, which have been included in this accounting line since December 2019.

(ii)	The deterioration in Investment Banking and Wealth Management, which was mainly attributable to Credicorp Capital and driven by growth in salaries and employee benefits after Ultraserfinco’s headcount was included in November 2019.

(iii)	Lastly, BCP Stand-alone also registered a deterioration in its efficiency, which was attributable to a drop in net interest income due to the one-off effect on financial expenses generated by debt restructuring. It is important to note that this effect lead to a lower funding cost in the future. The aforementioned was attenuated by a drop in operating expenses after variable compensation fell.

YTD, efficiency deteriorated 300 bps. This impact reflects the impairment reported in 2Q20 after some clients opted to freeze loans due to a drop in their income. If we exclude the one-off for impairment and financial expenses, the adjusted efficiency ratio deteriorated 160 bps. The figure below shows the impact of the variation at each subsidiary on the YTD efficiency ratio:

YTD evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

8.       Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% Change
S/ 000	Sep-19	Jun-20	Sep-20	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,839)	(209,309)	(209,305)	0.0%	0.7%
Capital Surplus	222,605	160,430	157,767	-1.7%	-29.1%
Legal and Other capital reserves (1)	19,416,912	21,381,402	21,405,740	0.1%	10.2%
Minority interest (2)	357,157	418,868	421,250	0.6%	17.9%
Loan loss reserves (3)	1,633,135	1,876,506	1,818,720	-3.1%	11.4%
Perpetual subordinated debt	592,025	-	-	-	-100.0%
Subordinated Debt	4,778,365	4,698,109	5,241,953	11.6%	9.7%
Investments in equity and subordinated debt of financial and insurance companies	(775,048)	(674,492)	(699,066)	3.6%	-9.8%
Goodwill	(621,686)	(851,731)	(790,335)	-7.2%	27.1%
Current year Net Loss	-	(411,117)	(306,510)
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	26,714,619	27,707,660	28,359,206	2.4%	6.2%
Tier 1 (5)	14,739,047	14,833,795	14,987,233	1.0%	1.7%
Tier 2 (6) + Tier 3 (7)	11,975,572	12,873,865	13,371,972	3.9%	11.7%
Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	20,170,802	19,619,598	18,607,279	-5.2%	-7.8%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,139,617	1,232,497	1,241,465	0.7%	8.9%
FCG Capital Requirements related to operations with ICG	(236,036)	(500,356)	(477,400)	-4.6%	102.3%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	21,074,383	20,351,739	19,371,344	-4.8%	-8.1%
Regulatory Capital Ratio (A) / (B)	1.27	1.36	1.46
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).

(2) Minority interest includes Tier I (PEN 421 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Total regulatory capital in Credicorp increased 2.4% QoQ and 6.2% YoY, which was attributable to:

(i)	Growth in facultative and restricted reserves after expectations for economic growth in Peru were revised due to the COVID-19 pandemic.
(ii)	An increase in subordinated debt, which was attributable to an issuance for $850 million at BCP Stand-alone in the month of July (debt restructuring strategy).

Credicorp’s regulatory capital requirement fell -4.8% QoQ and -8.1% YoY. This was attributable to the fact that regulatory capital requirements for financial companies, that participated in government reactivation programs were reduced.

Credicorp’s regulatory capital ratio remained at a comfortable level at the end of 3Q20 and represented 1.46 times the capital required by the regulator in Peru.

8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios - SBS	As of			% change
S/ 000	Sep-19	Jun-20	Sep-20	QoQ	YoY
Capital Stock	10,217,387	11,067,387	11,067,387	0.0%	8.3%
Legal and Other capital reserves	4,695,118	6,164,175	6,164,175	0.0%	31.3%
Accumulated earnings with capitalization agreement	850,000	-	-	n.a.	n.a.
Loan loss reserves (1)	1,320,345	1,603,535	1,565,704	-2.4%	18.6%
Perpetual subordinated debt	592,025	-	-	n.a.	n.a.
Subordinated Debt	4,319,204	4,248,967	4,787,489	12.7%	10.8%
Investment in subsidiaries and others, net of unrealized profit and net income	(1,722,979)	(1,934,790)	(1,934,790)	0.0%	12.3%
Investment in subsidiaries and others	(2,006,574)	(2,020,533)	(2,018,037)	-0.1%	0.6%
Unrealized profit and net income in subsidiaries	283,595	85,742	83,247	-2.9%	-70.6%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital - SBS	20,149,017	21,027,190	21,527,881	2.4%	6.8%
Off-balance sheet	88,421,907	87,359,668	85,815,159	-1.8%	-2.9%
Regulatori Tier 1 Capital (2)	15,370,957	14,971,384	14,971,384	0.0%	-2.6%
Regulatory Tier 2 Capital (3)	4,778,060	6,055,806	6,556,497	8.3%	37.2%
Total risk-weighted assets - SBS (4)	130,413,864	142,071,064	139,910,769	-1.5%	7.3%
Credit risk-weighted assets	118,791,053	128,282,795	125,256,288	-2.4%	5.4%
Market risk-weighted assets (5)	2,143,263	4,010,627	4,701,577	17.2%	119.4%
Operational risk-w eighted assets	9,479,548	9,777,642	9,952,904	1.8%	5.0%
Total capital requirement -SBS	16,547,822	16,077,302	15,632,180	-2.8%	-5.5%
Credit risk capital requirement	11,879,105	12,828,280	12,525,629	-2.4%	5.4%
Market risk capital requirement	214,326	401,063	470,158	17.2%	119.4%
Operational risk capital requirement	947,955	977,764	995,290	1.8%	5.0%
Additional capital requirements	3,506,435	1,870,195	1,641,103	-12.2%	-53.2%
Common Equity Tier 1 - Basel (6)	15,048,138	15,266,427	15,256,858	-0.1%	1.4%
Capital and reserves	14,912,505	17,231,562	17,231,562	0.0%	15.6%
Retained earnings	2,809,595	742,390	785,734	5.8%	-72.0%
Unrealized gains (losses)	297,781	330,343	326,616	-198.9%	9.7%
Goodwill and intangibles	(965,169)	(1,017,336)	(1,069,018)	5.1%	10.8%
Investments in subsidiaries	(2,006,574)	(2,020,533)	(2,018,037)	-0.1%	0.6%
Adjusted Risk-Weighted Assets - Basel (7)	125,960,200	136,054,845	133,285,120	-2.0%	5.8%
Total risk-weighted assets	130,413,864	142,071,064	139,910,769	-1.5%	7.3%
(-) RWA Intangible assets, excluding goodwill.	4,846,465	6,841,476	7,924,480	15.8%	63.5%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	392,802	825,258	1,298,830	57.4%	-
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Capital ratios
Regulatory Tier 1 ratio (8)	11.79%	10.54%	10.70%	16bps	-109bps
Common Equity Tier 1 ratio (9)	11.95%	11.22%	11.45%	23bps	-50bps
BIS ratio (10)	15.45%	14.80%	15.39%	59bps	-6bps
Risk-weighted assets / Regulatory capital	6.47	6.76	6.50	-3.8%	0.4%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assetsd Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

At the end of 3Q20, the BIS and Tier 1 ratios at BCP Stand-alone reported a QoQ improvement, situating at 15.39% and 10.70% respectively. This was attributable to a -1.5% reduction in total RWAs, which was driven by: i) growth in loans with government guarantees, which consumer less capital, and ii) a contraction in the structural loan portfolio.

The total increase in regulatory capital was primarily attributable to the 12.7% increase in subordinated debt, which was associated with the $850 million issuance made through the debt restructuring strategy in the month of July.

The YoY evolution shows a reduction in both the BIS Ratio and in the Tier 1 Ratio with regard to the levels reported in 3Q19. This was attributable to an increase in the level of RWAs (+7.3%), which was driven by expansion in retail banking loans, which took place primarily in the last quarter of 2019 and in the months prior to the onset of the pandemic in March, and to the higher risk associated with these types of loans.

The YoY evolution in total RWAs was reflected primarily in the +5.4% growth registered for average RWAs and to a lesser extent, to expansion in Credit RWAs and operational risk RWAs. Additionally, it is important to note that capital requirements fell -53.2% after the regulator announced a capital release due to the economic cycle; this adjustment is activated when real GDP is believed to be higher than potential GDP.

Common Equity Tier 1 Ratio – BCP Stand-alone

June 2020	September 2020

(1) Includes investments in BCP Bolivia and other subsidiaries

Finally, the Ratio Common Equity Tier 1 (CET 1), which is considered the most rigorous measure of capitalization levels, registered expansion of +23bps QoQ, situating at 11.45% at the end of 3Q20 due to a -2.0% QoQ drop in adjusted RWAS, which was in turn attributable to a contraction in structural loans and growth in loans with government guarantees.

In the YoY analysis, the CET1 ratio fell -50pbs due to a +5.8% increase in adjusted RWAs. This variation was attributable to loan growth in retail banking, which took place primarily in the last quarter of 2019 and in the months prior to the beginning of the pandemic in March. Growth of +1.4% in el Common Equity Tier 1 was insufficient to offset this decline.

8.3. Regulatory Capital at Mibanco based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios - SBS	As of			% change
S/ 000	Sep-19	Jun-20	Sep-20	QoQ	YoY
Capital Stock	1,331,484	1,714,369	1,714,369	0.0%	28.8%
Legal and Other capital reserves	207,129	246,305	246,305	0.0%	18.9%
Accumulated earnings w ith capitalization agreement	-	-	-	n.a.	n.a.
Loan loss reserves (1)	131,241	144,980	127,730	-11.9%	-2.7%
Perpetual subordinated debt				n.a.	n.a.
Subordinated Debt	154,000	130,000	130,000	0.0%	-15.6%
Investment in subsidiaries and others, net of unrealized profit and net income	-	-	-	-	-
Investment in subsidiaries and others				-	-
Unrealized profit and net income in subsidiaries				-	-
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital - SBS	1,684,673	2,096,473	2,079,224	-0.8%	23.4%
Regulatori Tier 1 Capital (2)	1,396,696	1,818,754	1,818,754	0.0%	30.2%
Regulatory Tier 2 Capital (3)	287,977	277,719	260,469	-6.2%	-9.6%
Total risk-weighted assets - SBS (4)	10,985,106	13,154,838	11,755,497	-10.6%	7.0%
Credit risk-w eighted assets	10,203,773	11,052,499	9,736,476	-11.9%	-4.6%
Market risk-weighted assets (5)	105,056	160,484	114,638	-28.6%	9.1%
Operational risk-weighted assets	676,277	1,941,855	1,904,383	-1.9%	181.6%
Total capital requirement	1,487,011	1,461,208	1,322,916	-9.5%	-11.0%
Credit risk capital requirement	1,020,377	1,105,250	973,648	-11.9%	-4.6%
Market risk-weighted assets	10,506	16,048	11,464	-28.6%	9.1%
Operational risk capital requirement	67,628	194,185	190,438	-1.9%	181.6%
Additional capital requirements	388,501	145,725	147,366	1.1%	-62.1%
Common Equity Tier 1 - Basel (6)	1,703,865	1,809,165	1,819,014	0.5%	6.8%
Capital and reserves	1,380,855	1,538,613	1,960,674	27.4%	42.0%
Retained earnings	520,041	485,218	70,284	-85.5%	-86.5%
Unrealized gains (losses)	2,091	5,549	11,181	-301.5%	434.6%
Goodw ill and intangibles	(198,922)	(219,993)	(222,904)	1.3%	12.1%
Investments in subsidiaries	(200)	(223)	(221)	-0.9%	10.5%
Adjusted Risk-Weighted Assets - Basel (7)	10,732,859	11,888,430	11,042,007	-7.1%	2.9%
Total risk-weighted assets	10,985,106	13,154,838	11,755,497	-10.6%	7.0%
(-) RWA Intangible assets, excluding goodw ill.	252,247	642,000	713,490	11.1%	182.9%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA adjustment for state coverage, originated by temporary difference	-	624,408	-	-	-
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Capital ratios
Regulatory Tier 1 ratio (8)	12.71%	13.83%	15.47%	164 bps	276 bps
Common Equity Tier 1 ratio (9)	15.88%	15.22%	16.47%	125 bps	59 bps
BIS ratio (10)	15.34%	15.94%	17.69%	175 bps	235 bps
Risk-w eighted assets / Regulatory capital	6.52	6.27	5.65	-9.9%	-13.3%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assetsd Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

At the end of 3Q20, the BIS and Tier 1 ratios at Mibanco increased +175bps and 164bps QoQ to situate at 17.69% y 15.47% respectively. This was attributable to -10.6% reduction in RWAS, which was in turn driven by a contraction in structural loans and growth in loans with government guarantees.

The YoY evolution shows an increase of 235bps and 276bps in the BIS Ratio and the Tier 1 Ratio respectively. The first was attributable to growth in total regulatory capital (+23.4%) while the second was driven by the positive evolution of Tier 1 (+30.2%), both of which were spurred by earnings capitalization in the second quarter of the year. RWAs expanded +7.0%, hand-in-hand with portfolio growth in the last quarter of 2019 and in the months prior to the onset of the pandemic in March 2020.

Finally, the Tier 1 Common Equity Ratio (CET 1), which is considered the most rigorous measure of capitalization levels, reported growth of +125bps QoQ and situated at 16.47% at the end of 3Q20; this was driven by a -7.1% decrease in adjusted RWAs. In the YoY analysis, the CET 1 Ratio fell -38bps due to the 2.9% increase in adjusted RWAS. The 0.5% increase in the CET 1 was insufficient to offset the aforementioned.

9.       Distribution channels

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia reported a total of 11,040 points of contact at the end of 3Q20. This represented an increase of 137 points QoQ and 198 YoY that was driven by growth in Agentes, a more cost-efficient channel, at both BCP Stand-alone and BCP Bolivia. The number of branches, in comparison to last quarter’s figure fell –12, and –14 YoY.

Consolidated Points of Contact

	As of			change (units)
	Sep 19	Jun 20	Sep 20	QoQ	YoY
BCP Stand-alone
Branches	404	403	393	-10	-11
ATMs	2,266	2,291	2,299	8	33
Agentes BCP	7,051	6,939	6,997	58	-54
Total BCP Stand-alone	9,721	9,633	9,689	56	-32
Total Mibanco's Network (1)	324	324	323	-1	-1
BCP Bolivia
Branches	56	55	54	-1	-2
ATMs	303	308	310	2	7
Agentes BCP Bolivia	438	583	664	81	226
Total Bolivia's Network	797	946	1,028	82	231
Total points of contact	10,842	10,903	11,040	137	198

(1) Mibanco does not have Agents or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches,

which in September 19, Junes 20 and September 20 were 35.

9.1. Universal Banking

9.1.1. Points of contact by geographic area – BCP Stand-alone

	As of			change (units)
	Sep 19	Jun 20	Sep 20	QoQ	YoY
Lima	255	254	245	-9	-10
Provinces	149	149	148	-1	-1
Total Branches(1)	404	403	393	-10	-11
Lima	1,514	1,536	1,542	6	28
Provinces	752	755	757	2	5
Total ATM's	2,266	2,291	2,299	8	33
Lima	3,503	3,445	3,429	-16	-74
Provinces	3,548	3,494	3,568	74	20
Total Agentes BCP	7,051	6,939	6,997	58	-54
Total points of contact	9,721	9,633	9,689	56	-32

(1) Figures differ from previously reported, consider the amounts presented in this report.

BCP Stand-alone posted an increase of +56 QoQ to reach a total of 9,689 points at the end of 3Q20. Growth in the points of contact was primarily attributable to the increase in Agentes BCP, which registered an increase of 58 points (-16 in Lima and +74 in the Provinces). The number of branches fell -10 QoQ, while the number of ATMs rose +8. The decrease in Agentes and branches in Lima in the third quarter of 2020 was attributable to initiatives to optimize the banking network given that digital channels such as Yape, Mobile Banking, Internet Banking, Cocos and Lucas, among others, have allowed the bank to attend to clients’ needs in a non-presential way.

The provinces reported a significant increase in the number of Agentes BCP (+74 QoQ), after coverage was increased in areas that are generally served by presential channels. Since the beginning of the year, Agentes BCP have undergone training to help them take a more inclusive approach to client service and provide financial and digital education. Agentes are provided with digital tools to facilitate transactions and ensure that they are conducted securely, inexpensively and remotely.

In the YoY analysis, the number of branches fell in Lima and the Provinces (-10 and -1 respectively) while the number of BCP ATMs increased +33, in line with our strategy to focus on more cost-efficient channels.

9.1.2. Transactions per channel – BCP Stand-alone

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	3Q19	%	2Q20	%	3Q20	%	QoQ	YoY
Traditional	Teller	7,711,756	3.5%	3,038,449	1.2%	4,087,916	1.1%	34.5%	-47.0%
channels	Telephone banking	4,803,032	2.2%	4,843,265	1.9%	4,314,246	1.2%	-10.9%	-10.2%
Cost-efficient	Agentes BCP	29,492,554	13.5%	22,122,335	8.6%	31,527,275	8.6%	42.5%	6.9%
channels	ATMs	24,953,751	11.4%	9,979,963	3.9%	14,006,791	3.8%	40.3%	-43.9%
	Mobile banking	95,336,208	43.5%	146,665,161	56.7%	197,821,818	54.1%	34.9%	107.5%
Digital	Internet banking Via BCP	16,371,635	7.5%	24,956,089	9.6%	25,753,187	7.0%	3.2%	57.3%
channels	Yape	7,459,079	3.4%	21,966,541	8.5%	51,469,991	14.1%	134.3%	590.0%
	Balance inquiries	1,342,920	0.6%	513,239	0.2%	623,598	0.2%	21.5%	-53.6%
	Telecrédito	12,536,785	5.7%	9,187,512	3.6%	11,597,227	3.2%	26.2%	-7.5%
Others	Direct debit	837,254	0.4%	989,707	0.4%	815,488	0.2%	-17.6%	-2.6%
	Points of sale P.O.S.	17,958,329	8.2%	14,294,237	5.5%	23,601,741	6.5%	65.1%	31.4%
	Other ATMs network	258,168	0.1%	155,208	0.1%	188,783	0.1%	21.6%	-26.9%
	Total transactions	219,061,471	100.0%	258,711,706	100.0%	365,808,060	100.0%	41.4%	67.0%

(1) Figures include monetary and non-monetary transactions.

After suffering the effects of stringent measures to restrict mobility during the pandemic, which included paralyzing numerous business activities, transactions increased 41.4% in 3Q20 versus 2Q20. The majority of this recovery was seen in July, after the Peruvian government lifted many restrictions and initiated reactivation plans, which included allowing some workers to physically return to work. The transactions level increased +67.0% YoY, after more requests for products and services were served through digital channels.

In the QoQ analysis:

(i)	The increase in transactions was seen across the majority of channels, with the exception of Telephone Banking (-10.9%) and Direct debit (-17.6%), channels that account for a smaller percentage of transactions given that a large number of transactions are now made through alternative channels in the current context, as is Yape with and increase (+134.3%).

(ii)	It is important to note that in 3Q20, the most significant increase in terms of volume was driven mainly by Mobile Banking (+34.9%), followed by Agentes BCP (+42.5%), Points of Sale POS (+65.1%) and ATM transactions (+40.3%). This reflects the fact that companies and individuals have assumed protocols to prevent contagion, sparking an uptick in the use of our digital and non-presential channels, which are more cost-efficient.

In the YoY analysis:

(i)	Transactions via digital channels have been particularly dynamic, posting a significant increase in transactions volumes: Mobile Banking (+107.5% YoY), Internet Banking Via BCP (+57.3% YoY) and Yape (+590.0% YoY). The availability of functions provided by digital channels and the continuous implementation of digital platforms in offices. The objective is to allow clients to consult balances, execute transactions, pay services and/or make transfers without recurring to traditional channels.

(ii)	The transactions volume through traditional channels fell significantly due to the pandemic: Tellers (- 47.0%) and Telephone Banking (-10.2%), due to social immobility; restrictions on the number of people allowed in physical spaces; and a reduction in business hours.

We expect that growth in banking transactions in the region will continue to be seen primarily in digital channels. Demand for these kinds of transactions will be bolstered by social distancing and public health measures to combat COVID-19. Consequently, increases in transactions volumes will take place mainly through Mobile Banking and Internet Banking, which is aligned with our objective to possess an efficient and profitable network for client services. Lastly, it is important to note that the interbank payment application Yape hit the 4-million user mark in 3Q20 and has become a useful tool for individual and business-based payments that offers efficient, no-cost transactions.

9.1.3. Points of Contact – BCP Bolivia

	As of			change (units)
	Sep 19	Jun 20	Sep 20	QoQ	YoY
Branches	56	55	54	-1	-2
ATMs	303	308	310	2	7
Agentes BCP Bolivia	438	583	664	81	226
TotaI Bolivia’s Network	797	946	1,028	82	231

At BCP Bolivia, points of contact increased QoQ (+82) due to an increase in Agentes BCP (+81) and in ATMs (+2), in line with our strategy to expand through cost-efficient channels.

In the YoY evolution, the total number of points of contact at BCP Bolivia increased +231, which was primarily due to an increase in the number of Agentes BCP (+226) and, to a lesser extent, to growth in ATMs (+7). On the contrary, the number of offices fell (-2). The increase in the number of agentes and ATMs was, as mentioned earlier, part of our strategy to bolster cost-efficient channels to reach more clients while offsetting the effect of branch closures.

9.2. Microfinance

9.2.1. Points of Contact – Mibanco

	As of			change (units)
	Sep 19	Jun 20	Sep 20	QoQ	YoY
Total Mibanco's Network (1)	324	324	323	-1	-1

(1) Mibanco does not have Agents or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in September 20, June 20 and September 20 were 35.

Mibanco reported a decrease in its branches (-1) QoQ after an office was closed. YoY, the number of branches fell -1. It is important to note that Mibanco has an agreement with Banco de la Nacion that allows it to use the latter’s branches throughout the country to reduce operating costs. At the end of 3Q20, these branches represented 11% (35 branches) of the 323 owned by Mibanco.

10.       Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2016	2017	2018	2019 (3)	2020 (3)	2021 (3)
GDP (US$ Millions)	194,660	214,352	225,308	230,809	195,105	218,565
Real GDP (% change)	4.0	2.5	4.0	2.2	-12.5	9.0
GDP per capita (US$)	6,180	6,741	6,997	7,102	5,951	6,574
Domestic demand (% change)	1.1	1.4	4.3	2.3	-11.9	8.0
Gross fixed investment (as % GDP)	22.0	20.6	21.7	21.4	17.1	19.8
Public Debt (as % GDP)	23.9	24.9	25.7	26.8	34.2	34.5
System loan growth (% change)(1)	4.9	5.6	10.1	6.2	-	-
Inflation(2)	3.2	1.4	2.2	1.9	1.3	1.3
Reference Rate	4.25	3.25	2.75	2.25	0.25	0.25
Exchange rate, end of period	3.36	3.24	3.37	3.31	3.50-3.55	3.40-3.45
Exchange rate, (% change)	-1.7%	-3.5%	4.1%	-1.7%	7.1%	-2.8%
Fiscal balance (% GDP)	-2.6	-3.1	-2.5	-1.6	-8.5	-5.0
Trade balance (US$ Millions)	1,953	6,700	7,197	6,614	6,000	7,000
(As % GDP)	1.0%	3.1%	3.2%	2.9%	3.1%	3.2%
Exports	37,082	45,422	49,066	47,688	39,800	47,400
Imports	35,128	38,722	41,870	41,074	33,800	40,400
Current account balance (US$ Millions)	-5,064	-2,779	-3,821	-3,530	-971	-2,602
(As % GDP)	-2.6%	-1.3%	-1.7%	-1.5%	-0.5%	-1.2%
Net international reserves (US$ Millions)	61,686	63,621	60,121	68,316	73,200	74,500
(As % GDP)	31.7%	29.7%	26.7%	29.6%	37.7%	34.4%
(As months of imports)	21	20	17	20	26	22

Source: INEI, BCRP, and SBS.

(1) Financial System, Current Exchange Rate

(2) Inflation target: 1% - 3%

(3) Estimates by BCP Economic Research as of October, 2020

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

After GDP contracted 30.2% YoY during the second quarter of 2020, primarily due to the nationwide lockdown to mitigate COVID-19 contagion, economic activity began to show signals of notable recovery this quarter. This translated into lower levels of economic contraction. In this scenario, economic activity fell 9.8% YoY in August after falling 11.7% YoY in July and 18.1% YoY in June. Accordingly, we believe that we have left the worst behind in terms of economic contraction.

The most recent economic activity indicators show that recovery continues. The following indicators stand out in September, as they have shown a V-shaped recovery: (i) electricity demand fell 2% YoY (Aug-20: -3%); in October it contracted 0.3% YoY, (ii) cement dispatchment increased 10% YoY (Aug-20: -0.3%), and (iii) real estate transactions declined 6% YoY after falling above 90% YoY during the general lockdown. In addition, in September other economic indicator also showed a recovery, such as general government public investment, which fell 5% YoY in real terms (Aug-20: -25%), and the number of transfers in the Real-Time Gross Settlement System increased 7% YoY (Aug-20: -8.4%). Moreover, in the BCRP survey for current situation and macroeconomic expectations continued to recover with regard to last month’s figures but still stand far from pre-pandemic levels.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

The headline inflation rate closed the third quarter of 2020 at 1.8% YoY (2Q20: 1.6%), accumulating 13 consecutive months below the mid-point of the BCRP target range (1% - 3%). In parallel, core inflation (excluding food and energy) stood at 1.8% YoY (2Q20: 1.9%) and registered 7 consecutive months below 2%.

The reference rate has remained at 0.25% since April, after having been cut 100pbs after that month’s extraordinary monetary policy meeting. In the last monetary policy meeting in October, the Central Bank stressed for the sixth consecutive month that “the Board considers it appropriate to maintain a strong monetary stimulus for a prolonged period or for as long as the negative effects on inflation and its determinants persist. The Central Bank remains vigilant to increase monetary stimulus through several mechanisms”.

At the end of June, the Central Bank keeps implementing the second phase of the “Reactiva Peru” program (each phase is made up of PEN 30 billion), a loan program for working capital, where liquidity is provided by the Central Bank and loans have government-backed guarantees. Through this program, as well as other Central Bank operations, the Central Bank has provided unprecedented levels of liquidity in local currency. As of October 20, as part of the second phase of program, Repos have been placed for PEN 25.3 billion at an average interest rate of 1.73%.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

In annualized terms up to 3Q20, the fiscal deficit represented 6.2% of GDP (2Q20: 4.7%, 2019: 1.6%). In the third quarter of 2020, fiscal revenues fell 18% YoY in real terms (2Q20: -37%). The drop is due to a decline in value added tax revenues (17% YoY) and in income tax revenues (18% YoY). In parallel, in 3Q20, non-financial government spending increased 7% YoY in real terms (2Q20: -10%). Although current spending rose 13% YoY (2Q20: +6%) due to a 41% YoY increase in transfers (2Q20: +55%), public investment by the general government declined 24% YoY in real terms (2Q20: -73%).

From January to August 2020, the trade balance posted a surplus of USD 2,291 million, 37% below the number recorded for the same period in 2019. Exports fell 23% YoY during the same period (3.5% YoY drop in price and 21.3% YoY decline in volume) due to traditional exports (-26%, represented by a decrease of copper: -25%) whereas non-traditional exports fell 17% YoY. It is important to note that since the end of March, the price of copper has followed a significant upward trend, and currently stands around USD/lb. 3.10. This implies an increase of 11% year-to-date. Imports also fell, registering a decline of 22% YoY where the most affected sectors were raw materials (-25% YoY) and capital goods (-22% YoY). Lastly, in August terms of trade grew 8.6% YoY, a 30-month peak, and in the January/August period, they increased 2.3% YoY.

Exchange rate (S/ per US$)

Source: SBS

The exchange rate closed 3Q20 at USDPEN 3.597. Consequently, the Peruvian Sol depreciated 1.7% compared to 2Q20’s closing rate (USDPEN 3.538) and 8.5% compared to the closing rate of 2019 (USDPEN 3.314). At closing 3Q20, currencies in the region presented mixed results. On one hand, there was an appreciation of the Chilean Peso (+4.5%) and Mexican Peso (+3.8%). On the other hand, there was a depreciation of the Brazilian Real (-2.6%) and Colombian Peso (-1.9%).

During 3Q20, the Central Bank intervened in the exchange rate market to mitigate PEN depreciation pressures. On the spot market, the institution sold USD 1 million when the exchange rate reached USDPEN 3.606, and in the first week of October it sold USD 12 million at an exchange rate of USDPEN 3.620. Additionally, in 3Q20 (mainly in August and September), the Central Bank issued USD 1,694 million in BCRP Re-adjustable Deposit Certificates and USD 1,481 million in FX Swaps (sales) to mitigate the depreciation of the Peruvian Sol.

Lastly, at the end of 3Q20, net international reserves stood at USD 72.4 billion, which represented an increase of USD 0.9 billion with regard to the level in the last quarter (2019: USD 68.3 billion). The FX position at the end of 3Q20 was situated at USD 55.2 billion, which reflected an increase of USD 9.2 billion compared to 2Q20’s figure (2019: USD 42.6 billion). It is important to highlight that a significant amount of the increase in the FX position is attributable to MEF’s decision to convert the FC-denominated funds in the Fiscal Stabilization Fund (USD 5.2 billion at the end of 2Q20) into local currency.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

11.       Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/ thousands, IFRS)

	As of			% change
	Sep 2019	Jun 2020	Sep 2020	QoQ	YoY
ASSETS
Cash and due from banks (1)
Non-interest bearing	6,138,225	6,685,864	6,916,416	3.4%	12.7%
Interest bearing	20,258,177	29,430,518	28,221,543	-4.1%	39.3%
Total cash and due from banks	26,396,402	36,116,382	35,137,959	-2.7%	33.1%
Cash collateral, reverse repurchase agreements and securities borrowing (1)	3,903,051	2,920,789	2,821,116	-3.4%	-27.7%
Fair value through profit or loss investments	3,808,137	5,118,994	6,658,680	30.1%	74.9%
Fair value through other comprehensive income investments	26,794,192	32,213,665	40,712,831	26.4%	51.9%
Amortized cost investments	3,353,898	4,304,385	4,277,475	-0.6%	27.5%
Loans	112,209,990	132,741,720	136,148,711	2.6%	21.3%
Current	108,863,601	128,898,890	132,005,867	2.4%	21.3%
Internal overdue loans	3,346,389	3,842,830	4,142,844	7.8%	23.8%
Less - allowance for loan losses	(4,977,809)	(8,412,544)	(9,656,383)	14.8%	94.0%
Loans, net	107,232,181	124,329,176	126,492,328	1.7%	18.0%
Financial assets designated at fair value through profit or loss (2)	617,387	662,634	729,059	10.0%	18.1%
Accounts receivable from reinsurers and coinsurers	779,961	817,773	833,039	1.9%	6.8%
Premiums and other policyholder receivables	793,858	799,644	801,480	0.2%	1.0%
Property, plant and equipment, net (3)	2,230,152	2,122,445	2,090,092	-1.5%	-6.3%
Due from customers on acceptances	434,457	331,591	256,238	-22.7%	-41.0%
Investments in associates (4)	603,487	626,992	627,786	0.1%	4.0%
Intangible assets and goodwill, net	2,099,563	2,474,740	2,474,665	0.0%	17.9%
Other assets (5)	6,565,418	8,673,717	7,773,402	-10.4%	18.4%
Total Assets	185,612,144	221,512,927	231,686,150	4.6%	24.8%
LIABILITIES AND EQUITY Deposits and obligations
Non-interest bearing	26,707,196	41,310,487	45,680,396	10.6%	71.0%
Interest bearing	80,684,524	88,353,845	91,522,278	3.6%	13.4%
Total deposits and obligations	107,391,720	129,664,332	137,202,674	5.8%	27.8%
Payables from repurchase agreements and securities lending	7,684,690	22,437,742	27,778,922	23.8%	261.5%
BCRP instruments	4,144,908	19,441,733	25,344,724	30.4%	511.5%
Repurchase agreements with third parties	2,031,025	2,091,798	1,204,487	-42.4%	-40.7%
Repurchase agreements with customers	1,508,757	904,211	1,229,711	36.0%	-18.5%
Due to banks and correspondents	8,624,286	8,374,009	6,601,722	-21.2%	-23.5%
Bonds and notes issued	17,160,564	17,250,531	16,425,832	-4.8%	-4.3%
Banker’s acceptances outstanding	434,457	331,591	256,238	-22.7%	-41.0%
Reserves for property and casualty claims	1,547,981	1,791,871	1,982,653	10.6%	28.1%
Reserve for unearned premiums	7,597,409	8,839,019	9,111,195	3.1%	19.9%
Accounts payable to reinsurers	220,731	221,118	222,194	0.5%	0.7%
Financial liabilities at fair value through profit or loss (6)	417,695	480,952	352,889	-26.6%	-15.5%
Other liabilities	8,072,467	8,245,706	7,685,061	-6.8%	-4.8%
Total Liabilities	159,152,000	197,636,871	207,619,380	5.1%	30.5%
Net equity	26,000,638	23,396,028	23,594,683	0.8%	-9.3%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,839)	(209,309)	(209,305)	0.0%	0.7%
Capital surplus	222,605	160,430	157,767	-1.7%	-29.1%
Reserves	19,416,912	21,381,402	21,405,740	0.1%	10.2%
Unrealized gains and losses	1,844,990	1,151,939	1,224,135	6.3%	-33.7%
Retained earnings	3,404,977	(407,427)	(302,647)	-25.7%	-108.9%
Non-controlling interest	459,506	480,028	472,087	-1.7%	2.7%
Total Net Equity	26,460,144	23,876,056	24,066,770	0.8%	-9.0%
Total liabilities and equity	185,612,144	221,512,927	231,686,150	4.6%	24.8%

Off-balance sheet	133,337,813	129,132,266	131,512,273	1.8%	-1.4%
Total performance bonds, stand-by and L/Cs.	20,416,414	19,271,152	18,519,960	-3.9%	-9.3%
Undrawn credit lines, advised but not committed	80,887,384	80,651,014	81,926,284	1.6%	1.3%
Total derivatives (notional) and others	32,034,015	29,210,100	31,066,029	6.4%	-3.0%

(1) The amounts differ from those previously reported in 2018 period, due to the reclassification to the item "Cash collateral, reverse repurchase agreements and securities borrowing" mainly for the cash collateral in dollars delivered to the BCRP, previously presented in the item "Cash and due from banks".

(2) In the 2019 period, this item was opened in the statement of financial position; previously presented under the item "Investments at fair value through profit or loss".

(3) The amounts differ from those previously reported in 2018 period, due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the period 2019, the asset for the right to use the lease contracts was incorporated, in application of IFRS 16.

(4) Includes investments in associates, mainly Banmedica and Visanet, among others.

(5) Includes mainly accounts receivables from brokerage and others.

(6) In the 2019 period, this item was opened in the statement of financial position; previously presented in the item "Other liabilities".

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Interest income and expense
Interest and dividend income	3,123,672	2,727,369	2,953,570	8.3%	-5.4%	9,208,969	8,844,548	-4.0%
Interest expense (1)	(847,272)	(766,241)	(791,875)	3.3%	-6.5%	(2,482,998)	(2,342,426)	-5.7%
Net interest income	2,276,400	1,961,128	2,161,695	10.2%	-5.0%	6,725,971	6,502,122	-3.3%
Gross provision for credit losses on loan portfolio	(568,034)	(2,557,658)	(1,348,726)	-47.3%	137.4%	(1,531,364)	(5,295,095)	245.8%
Recoveries of written-off loans	65,262	17,201	42,821	148.9%	-34.4%	197,087	107,252	-45.6%
Provision for credit losses on loan portfolio, net of recoveries	(502,772)	(2,540,457)	(1,305,905)	-48.6%	159.7%	(1,334,277)	(5,187,843)	288.8%
	-	-	-
Risk-adjusted net interest income	1,773,628	(579,329)	855,790	-247.7%	-51.7%	5,391,694	1,314,279	-75.6%
Non-financial income
Fee income	815,403	503,488	775,805	54.1%	-4.9%	2,385,575	2,039,623	-14.5%
Net gain on foreign exchange transactions	188,073	149,308	155,028	3.8%	-17.6%	554,854	471,319	-15.1%
Net gain on sales of securities (2)	150,427	280,563	135,957	51.5%	-9.6%	364,959	295,887	-18.9%
Net gain from associates (2)(3)	21,842	14,906	11,245	-24.6%	-48.5%	57,106	45,375	-20.5%
Net gain on derivatives held for trading	2,158	8,358	(21,297)	-354.8%	n.a.	(1,000)	22,491	n.a.
Net gain from exchange differences	(11,775)	23,531	6,361	73.0%	n.a.	1,778	8,652	386.6%
Other non-financial income	133,128	35,196	39,498	12.2%	-70.3%	323,757	192,464	-40.6%
Total non-financial income	1,299,256	1,015,350	1,102,597	8.6%	-15.1%	3,687,029	3,075,811	-16.6%
Insurance underwriting result
Net earned premiums	604,877	552,061	595,394	7.8%	-1.6%	1,773,665	1,775,391	0.1%
Net claims	(385,487)	(328,783)	(513,091)	56.1%	33.1%	(1,143,992)	(1,215,375)	6.2%
Acquisition cost (4)	(94,239)	(87,598)	(86,643)	-1.1%	-8.1%	(277,186)	(286,749)	3.5%
Total insurance underwriting result	125,151	135,680	(4,340)	-103.2%	-103.5%	352,487	273,267	-22.5%
Total expenses
Salaries and employee benefits	(845,345)	(825,997)	(803,438)	-2.7%	-5.0%	(2,525,497)	(2,520,619)	-0.2%
Administrative, general and tax expenses	(570,290)	(508,078)	(588,994)	15.9%	3.3%	(1,661,100)	(1,636,715)	-1.5%
Depreciation and amortization (5)	(165,195)	(171,439)	(168,234)	-1.9%	1.8%	(455,183)	(511,421)	12.4%
Impairment loss on goodwill	-	-	(63,978)	n.a.	n.a.	-	(63,978)	n.a.
Association in participation (6)	(5,348)	(17,944)	(10,566)	-41.1%	97.6%	(12,830)	(34,940)	172.3%
Other expenses	(93,056)	(104,454)	(166,710)	59.6%	79.2%	(177,373)	(440,794)	148.5%
Total expenses	(1,679,234)	(1,627,912)	(1,801,920)	10.7%	7.3%	(4,831,983)	(5,208,467)	7.8%
Profit before income tax	1,518,801	(1,056,211)	152,127	n.a.	-90.0%	4,599,227	(545,110)	n.a.
Income tax	(403,221)	414,775	(55,539)	n.a.	-86.2%	(1,239,852)	213,437	n.a.
Net profit	1,115,580	(641,436)	96,588	n.a.	-91.3%	3,359,375	(331,673)	n.a.
Non-controlling interest	22,545	(21,046)	(8,018)	n.a.	n.a.	66,900	(25,163)	n.a.
Net profit attributable to Credicorp	1,093,035	(620,390)	104,606	n.a.	-90.4%	3,292,474	(306,510)	n.a.

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) Starting in 2019 the gain from other investments in related companies has been included in the item "Net gain in associates"; which previously was presented in the item "Net gain on securities".

(3) Includes gains on other investments, mainly made up of the profit of Banmedica.

(4) The acquisition cost of Pacífico iIncludes net fees and underwriting expenses.

(5) From 1Q19, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(6) From this quarter, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

11.2. Credicorp Stand-alone

Credicorp Ltd.

Separate Statement of Financal Position

(In S/ thousands, IFRS)

As of
Sep-20
ASSETS
Cash and cash equivalents	777,709
Fair value through other comprehensive income investments	459,217
In subsidiaries and associates investments	27,361,569
Loans	1,064,712
Other assets	300
Total Assets	29,663,507
LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Bonds and notes issued	1,795,528
Other liabilities	99,861
Total Liabilities	1,895,389
NET EQUITY
Capital stock	1,318,993
Capital Surplus	384,542
Reserve	21,070,409
Unrealized results	1,020,916
Retained earnings	3,973,258
Total net equity	27,768,118
Total Liabilities And Equity	29,663,507

Quarter
3Q20
Interest income
Net share of the income from investments in subsidiaries and associates	238,049
Interest and similar income	8,378
Total income	246,427
Interest and similar expense	(15,052)
Administrative and general expenses	(16,216)
Total expenses	(31,268)
Operating income	215,159
Exchange differences, net	(4,622)
Other, net	(123)
(4,745)
Profit before income tax	210,414
Income tax	(32,986)
Net income	177,428
Double Leverage Ratio	98.54%

11.3. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

	As of			% change
	Sep 2019	Jun 2020	Sep 2020	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,778,987	5,041,371	5,097,856	1.1%	6.7%
Interest bearing	19,146,069	26,863,958	26,887,477	0.1%	40.4%
Total cash and due from banks	23,925,056	31,905,329	31,985,333	0.3%	33.7%
Cash collateral, reverse repurchase agreements and securities borrowing	2,969,737	1,987,570	1,767,692	-11.1%	-40.5%
Fair value through profit or loss investments	182,957	1,630,272	1,874,577	15.0%	924.6%
Fair value through other comprehensive income investments	14,934,297	18,724,601	27,515,047	46.9%	84.2%
Amortized cost investments	3,293,125	4,280,002	4,251,291	-0.7%	29.1%
Loans	102,338,510	121,391,338	124,515,950	2.6%	21.7%
Current	99,151,976	117,707,704	120,522,261	2.4%	21.6%
Internal overdue loans	3,186,534	3,683,634	3,993,689	8.4%	25.3%
Less - allowance for loan losses	(4,734,401)	(7,910,329)	(9,078,981)	14.8%	91.8%
Loans, net	97,604,109	113,481,009	115,436,969	1.7%	18.3%
Property, furniture and equipment, net (1)	1,974,925	1,837,161	1,819,367	-1.0%	-7.9%
Due from customers on acceptances	434,457	331,591	256,238	-22.7%	-41.0%
Other assets (2)	5,198,766	7,295,908	6,515,998	-10.7%	25.3%
Total Assets	150,517,429	181,473,443	191,422,512	5.5%	27.2%
Liabilities and Equity Deposits and obligations
Non-interest bearing (1)	24,483,137	44,355,291	49,111,613	10.7%	100.6%
Interest bearing (1)	71,620,420	70,151,519	73,488,701	4.8%	2.6%
Total deposits and obligations	96,103,557	114,506,810	122,600,314	7.1%	27.6%
Payables from repurchase agreements and securities lending	5,721,581	20,912,125	25,869,675	23.7%	352.1%
BCRP instruments	4,144,908	19,441,733	25,344,725	30.4%	511.5%
Repurchase agreements with third parties	1,576,673	1,470,392	524,950	-64.3%	-66.7%
Due to banks and correspondents	8,714,198	8,205,084	6,410,499	-21.9%	-26.4%
Bonds and notes issued	16,546,780	14,964,339	14,081,882	-5.9%	-14.9%
Banker’s acceptances outstanding	434,457	331,591	256,238	-22.7%	-41.0%
Financial liabilities at fair value through profit or loss	13,977	108,189	116,523	-	733.7%
Other liabilities (3)	4,849,909	5,378,042	4,753,221	-11.6%	-2.0%
Total Liabilities	132,384,459	164,406,180	174,088,352	5.9%	31.5%
Net equity	18,013,914	16,963,220	17,238,491	1.6%	-4.3%
Capital stock	9,924,006	10,774,006	10,774,006	0.0%	8.6%
Reserves	4,476,256	5,945,313	5,945,313	0.0%	32.8%
Unrealized gains and losses	296,915	333,548	330,977	-0.8%	11.5%
Retained earnings	3,316,737	(89,647)	188,195	-309.9%	-94.3%
Non-controlling interest	119,056	104,043	95,668	-8.0%	-19.6%
Total Net Equity	18,132,970	17,067,263	17,334,159	1.6%	-4.4%
Total liabilities and equity	150,517,429	181,473,443	191,422,511	5.5%	27.2%
Off-balance sheet	119,919,107	115,150,387	114,983,316	-0.1%	-4.1%
Total performance bonds, stand-by and L/Cs.	18,482,396	17,490,615	16,977,684	-2.9%	-8.1%
Undrawn credit lines, advised but not committed	70,846,512	70,509,409	68,867,418	-2.3%	-2.8%
Total derivatives (notional) and others	30,590,199	27,150,363	29,138,214	7.3%	-4.7%

(1) The amounts differ from those previously reported due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the 2019 the asset is incorporated for the right to use the lease contracts, in application of the IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts and tax credit.

(3) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q19	2Q19	3Q20	QoQ	YoY	Sep-19	Sep-20	Sep 20 / Sep 19
Interest income and expense
Interest and dividend income	2,780,173	2,325,119	2,553,354	9.8%	-8.2%	5,383,662	7,642,397	42.0%
Interest expense (1)	(756,146)	(636,539)	(655,594)	3.0%	-13.3%	(1,410,810)	(1,953,108)	38.4%
Net interest income	2,024,027	1,688,580	1,897,760	12.4%	-6.2%	3,972,852	5,689,289	43.2%
Provision for credit losses on loan portfolio	(557,416)	(2,425,753)	(1,250,211)	-48.5%	124.3%	(931,706)	(5,016,939)	438.5%
Recoveries of written-off loans	64,728	16,184	40,126	147.9%	-38.0%	130,697	100,263	-23.3%
Provision for credit losses on loan portfolio, net of recoveries	(492,688)	(2,409,569)	(1,210,085)	-49.8%	145.6%	(801,009)	(4,916,676)	513.8%
Risk-adjusted net interest income	1,531,339	(720,989)	687,675	-195.4%	-55.1%	3,171,843	772,613	-75.6%
Non-financial income
Fee income	661,070	379,933	572,044	50.6%	-13.5%	1,268,108	1,554,562	22.6%
Net gain on foreign exchange transactions	184,383	143,905	152,862	6.2%	-17.1%	354,150	474,174	33.9%
Net gain on securities	85,506	72,350	73,630	1.8%	-13.9%	26,301	114,189	334.2%
Net gain on derivatives held for trading	2,762	34,979	12,502	-64.3%	352.6%	25,588	46,913	83.3%
Net gain from exchange differences	(11,517)	8,495	1,151	-86.5%	-110.0%	12,671	(9,901)	-178.1%
Others	75,755	21,512	38,667	79.7%	-49.0%	97,913	152,987	56.2%
Total other income	997,959	661,174	850,856	28.7%	-14.7%	1,784,731	2,332,924	30.7%
Total expenses
Salaries and employee benefits	(638,819)	(589,893)	(568,595)	-3.6%	-11.0%	(1,265,570)	(1,816,262)	43.5%
Administrative expenses	(431,272)	(378,687)	(452,764)	19.6%	5.0%	(873,255)	(1,236,368)	41.6%
Depreciation and amortization (2)	(145,052)	(134,137)	(129,157)	-3.7%	-11.0%	(220,801)	(397,222)	79.9%
Other expenses	(39,507)	(77,386)	(86,663)	12.0%	119.4%	(59,033)	(315,412)	434.3%
Total expenses	(1,254,650)	(1,180,103)	(1,237,179)	4.8%	-1.4%	(2,418,659)	(3,765,264)	55.7%
Profit before income tax	1,274,648	(1,239,918)	301,352	-124.3%	-76.4%	2,537,915	(659,727)	-126.0%
Income tax	(324,546)	422,109	(31,731)	-107.5%	-90.2%	(691,239)	292,796	-142.4%
Net profit	950,102	(817,809)	269,621	-133.0%	-71.6%	1,846,676	(366,931)	-119.9%
Non-controlling interest	(4,729)	14,266	8,220	-42.4%	-273.8%	(9,775)	20,952	-314.3%
Net profit attributable to BCP Consolidated	945,373	(803,543)	277,841	-134.6%	-70.6%	1,836,901	(345,979)	-118.8%

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q19	2Q20	2Q20	Sep-19	Sep-20
Profitability
Earnings per share (1)	0.085	(0.073)	0.025	0.166	(0.031)
ROAA (2)(3)	2.5%	-1.9%	0.6%	2.9%	3.5%
ROAE (2)(3)	21.3%	-18.0%	6.5%	10.5%	-1.9%
Net interest margin (2)(3)	5.74%	4.12%	4.20%	2.88%	3.43%
Risk adjusted NIM (2)(3)	4.34%	-1.76%	1.52%	2.30%	0.47%
Funding Cost (2)(3)(4)	2.41%	1.72%	1.60%	1.13%	1.31%
Quality of loan portfolio
IOL ratio	3.11%	3.03%	3.21%	3.11%	3.21%
NPL ratio	4.29%	3.99%	4.42%	4.29%	4.42%
Coverage of IOLs	148.6%	214.7%	227.3%	148.6%	227.3%
Coverage of NPLs	107.8%	163.5%	164.9%	107.8%	164.9%
Cost of risk (5)	1.93%	7.94%	3.89%	0.78%	3.95%
Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	42.5%	48.9%	43.6%	41.9%	44.5%
Oper. expenses as a percent. of total income - including all other items	41.5%	50.2%	45.0%	42.0%	46.9%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.26%	2.58%	2.47%	1.60%	2.05%
Capital adequacy (7)
Total regulatory capital (S/ Million)	20,149	21,027	21,528	20,149	21,528
Tier 1 capital (S/ Million) (8)	15,371	14,971	14,971	15,371	14,971
Common equity tier 1 ratio (9)	11.95%	11.22%	11.45%	11.95%	11.45%
BIS ratio (10)	15.45%	14.80%	15.39%	15.45%	15.39%
Share Information
N° of outstanding shares (Million)	11,067	11,067	11,067	11,067	11,067

(1) Shares outstanding of 10,217 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.4. BCP Stand-alone

BANCO DE CREDITO DEL PERU
STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

	As of			% change
	Sep 2019	Jun 2020	Sep 2020	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,286,798	4,402,832	4,571,558	3.8%	6.6%
Interest bearing	18,753,012	26,045,808	25,949,154	-0.4%	38.4%
Total cash and due from banks	23,039,810	30,448,640	30,520,712	0.2%	32.5%
Cash collateral, reverse repurchase agreements and securities borrowing	2,969,737	1,987,570	1,767,692	-11.1%	-40.5%
Fair value through profit or loss investments	182,957	1,630,272	1,874,577	15.0%	924.6%
Fair value through other comprehensive income investments	13,580,329	17,562,854	26,341,443	50.0%	94.0%
Amortized cost investments	3,010,520	3,995,043	3,958,403	-0.9%	31.5%
Loans	93,045,627	111,821,212	113,384,719	1.4%	21.9%
Current	90,428,840	108,857,750	110,133,503	1.2%	21.8%
Internal overdue loans	2,616,787	2,963,462	3,251,216	9.7%	24.2%
Less - allowance for loan losses	(3,796,429)	(6,438,182)	(7,255,183)	12.7%	91.1%
Loans, net	89,249,198	105,383,030	106,129,536	0.7%	18.9%
Property, furniture and equipment, net	1,577,866	1,447,090	1,447,497	0.0%	-8.3%
Due from customers on acceptances	434,457	331,591	256,238	-22.7%	-41.0%
Investments in associates	2,150,825	1,862,221	1,691,592	-9.2%	-21.4%
Other assets (1)	4,482,612	6,486,760	5,610,989	-13.5%	25.2%
Total Assets	140,678,311	171,135,071	179,598,679	4.9%	27.7%
Liabilities and Equity
Deposits and obligations
Non-interest bearing	30,099,692	44,355,685	49,107,276	10.7%	63.1%
Interest bearing	57,774,137	62,066,600	65,263,615	5.2%	13.0%
Total deposits and obligations	87,873,829	106,422,285	114,370,891	7.5%	30.2%
Payables from repurchase agreements and securities lending	5,663,472	20,656,894	24,169,302	17.0%	326.8%
BCRP instruments	4,086,799	19,186,502	23,644,352	23.2%	478.6%
Repurchase agreements with third parties	1,576,673	1,470,392	524,950	-64.3%	-66.7%
Due to banks and correspondents	8,134,607	7,062,622	5,349,981	-24.2%	-34.2%
Bonds and notes issued	16,371,246	14,831,741	13,946,887	-6.0%	-14.8%
Banker’s acceptances outstanding	434,457	331,591	256,238	-22.7%	-41.0%
Financial liabilities at fair value through profit or loss	13,977	108,189	116,523	-	733.7%
Other liabilities (2)	4,172,530	4,756,793	4,148,198	-12.8%	-0.6%
Total Liabilities	122,664,118	154,170,115	162,358,020	5.3%	32.4%
Net equity	18,014,193	16,964,956	17,240,659	1.6%	-4.3%
Capital stock	9,924,006	10,774,006	10,774,006	0.0%	8.6%
Reserves	4,476,256	5,945,313	5,945,313	0.0%	32.8%
Unrealized gains and losses	296,915	333,548	330,977	-0.8%	11.5%
Retained earnings	3,317,016	(87,911)	190,363	-316.5%	-94.3%
Total Net Equity	18,014,193	16,964,956	17,240,659	1.6%	-4.3%
Total liabilities and equity	140,678,311	171,135,071	179,598,679	4.9%	27.7%
Off-balance sheet	117,936,663	113,527,769	112,924,725	-0.5%	-4.2%
Total performance bonds, stand-by and L/Cs.	18,482,892	17,490,977	16,978,003	-2.9%	-8.1%
Undrawn credit lines, advised but not committed	69,496,193	69,526,957	68,568,756	-1.4%	-1.3%
Total derivatives (notional) and others	29,957,578	26,509,835	27,377,966	3.3%	-8.6%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU
STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep-19	Sep-20	Sep 20 / Sep 19
Interest income and expense
Interest and dividend income	2,201,538	1,968,404	2,055,845	4.4%	-6.6%	6,436,438	6,203,562	-3.6%
Interest expense (1)	(632,121)	(546,174)	(572,948)	4.9%	-9.4%	(1,840,052)	(1,682,511)	-8.6%
Net interest income	1,569,417	1,422,230	1,482,897	4.3%	-5.5%	4,596,386	4,521,051	-1.6%
Provision for credit losses on loan portfolio	(425,527)	(2,017,137)	(853,111)	-57.7%	100.5%	(1,129,198)	(4,021,827)	256.2%
Recoveries of written-off loans	48,257	14,089	33,342	136.7%	-30.9%	147,311	81,853	-44.4%
Provision for credit losses on loan portfolio, net of recoveries	(377,270)	(2,003,048)	(819,769)	-59.1%	117.3%	(981,887)	(3,939,974)	301.3%
Risk-adjusted net interest income	1,192,147	(580,818)	663,128	-214.2%	-44.4%	3,614,499	581,077	-83.9%
Non-financial income
Fee income	622,750	379,049	568,394	50.0%	-8.7%	1,819,246	1,526,026	-16.1%
Net gain on foreign exchange transactions	182,241	142,210	151,694	6.7%	-16.8%	532,902	468,691	-12.0%
Net gain on securities	81,550	(22,406)	174,600	-879.3%	114.1%	99,079	120,627	21.7%
Net gain from associates	98,309	(166,973)	(254,578)	52.5%	-359.0%	297,151	(386,729)	-230.1%
Net gain on derivatives held for trading	964	34,437	11,496	-66.6%	1092.5%	24,827	44,624	79.7%
Net gain from exchange differences	(15,129)	10,806	2,637	-75.6%	-117.4%	1,454	387	-73.4%
Others	80,150	19,983	36,864	84.5%	-54.0%	167,255	128,930	-22.9%
Total other income	1,050,835	397,106	691,107	74.0%	-34.2%	2,941,914	1,902,556	-35.3%
Total expenses
Salaries and employee benefits	(446,561)	(400,800)	(386,520)	-3.6%	-13.4%	(1,329,036)	(1,235,296)	-7.1%
Administrative expenses	(467,914)	(342,849)	(411,350)	20.0%	-12.1%	(1,294,352)	(1,111,380)	-14.1%
Depreciation and amortization (2)	(56,590)	(109,693)	(105,744)	-3.6%	86.9%	(165,862)	(324,769)	95.8%
Other expenses	(39,893)	(68,142)	(73,863)	8.4%	85.2%	(86,564)	(279,520)	222.9%
Total expenses	(1,010,958)	(921,484)	(977,477)	6.1%	-3.3%	(2,875,814)	(2,950,965)	2.6%
Profit before income tax	1,232,024	(1,105,196)	376,758	n.a.	-69.4%	3,680,599	(467,332)	-112.7%
Income tax	(286,138)	302,083	(98,485)	n.a.	-65.6%	(896,788)	123,111	-113.7%
Net profit	945,886	(803,113)	278,273	n.a.	-70.6%	2,783,811	(344,221)	-112.4%
Non-controlling interest	-	-	-	-	-	-	-	-
Net profit attributable to BCP Consolidated	945,886	(803,113)	278,273	n.a.	-70.6%	2,783,811	(344,221)	-112.4%

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

BANCO DE CREDITO DEL PERU
SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q19	2Q20	3Q20	Sep-19	Sep-20
Profitability
ROAA (2)(3)	4.8%	-1.9%	0.6%	4.8%	3.9%
ROAE (2)(3)	21.3%	-18.0%	6.5%	21.2%	-2.5%
Net interest margin (1)(2)	4.84%	3.73%	3.53%	4.76%	3.88%
Risk adjusted NIM (1)(2)	3.68%	-1.52%	1.58%	3.78%	0.51%
Funding Cost (1)(2)	2.17%	1.58%	1.49%	2.11%	1.62%
Quality of loan portfolio
IOL ratio	2.81%	2.65%	2.87%	2.81%	2.87%
NPL ratio	3.99%	3.59%	4.07%	3.99%	4.07%
Coverage of IOLs	145.1%	217.3%	223.2%	145.1%	223.2%
Coverage of NPLs	102.2%	160.3%	157.0%	102.2%	157.0%
Cost of risk (3)	1.62%	7.17%	2.89%	1.41%	4.63%
Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	41.1%	42.9%	40.8%	40.0%	40.7%
Oper. expenses as a percent. of av. tot. assets (1)(2)	2.80%	2.12%	2.06%	2.64%	2.21%
Capital adequacy
Total regulatory capital (S/ Million)	20,149	21,027	21,528	20,149	21,528
Tier 1 capital (S/ Million) (5)	15,371	14,971	14,971	15,371	14,971
Common equity tier 1 ratio (6)	11.95%	11.22%	11.45%	11.95%	11.45%
BIS ratio (7)	15.45%	14.80%	15.39%	15.45%	15.39%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(5) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.5. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Sep 19	Jun 20	Sep 20	QoQ	YoY
ASSETS
Cash and due from banks	1,138,736	1,516,399	1,532,886	1.1%	34.6%
Investments	1,608,428	1,419,390	1,453,377	2.4%	-9.6%
Total loans	10,348,630	10,773,466	12,146,975	12.7%	17.4%
Current	9,680,999	9,963,251	11,271,599	13.1%	16.4%
Internal overdue loans	560,695	710,551	732,964	3.2%	30.7%
Refinanced	106,936	99,664	142,412	42.9%	33.2%
Allowance for loan losses	-925,705	-1,460,508	-1,807,822	23.8%	95.3%
Net loans	9,422,925	9,312,957	10,339,153	11.0%	9.7%
Property, plant and equipment, net	177,728	163,287	158,793	-2.8%	-10.7%
Other assets	902,204	996,259	1,073,139	7.7%	18.9%
Total assets	13,250,021	13,408,292	14,557,348	8.6%	9.9%
LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	8,279,992	8,137,844	8,289,196	1.9%	0.1%
Due to banks and correspondents	1,920,244	2,403,370	2,138,329	-11.0%	11.4%
Bonds and subordinated debt	175,534	132,599	134,995	1.8%	-23.1%
Other liabilities	740,737	885,695	2,307,485	160.5%	211.5%
Total liabilities	11,116,507	11,559,509	12,870,004	11.3%	15.8%
Net equity	2,133,514	1,848,784	1,687,344	-8.7%	-20.9%
TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	13,250,021	13,408,292	14,557,348	8.6%	9.9%

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Net interest income	478,189	265,259	413,164	55.8%	-13.6%	1,420,019	1,163,502	-18.1%
Provision for loan losses, net of recoveries	-115,458	-406,604	-385,892	-5.1%	234 2%	-311,500	-972,335	212.1%
Net interest income after provisions	362,731	-141,345	27,272	-119.3%	-92.5%	1,108,519	191,166	-82.8%
Non-financial income (1)	43,262	1,970	5,548	181.7%	-87.2%	132,791	48,356	-63.6%
Total expenses (1)	-268,766	-258,435	-257,773	-0.3%	-4.1%	-823,583	-811,175	-1.5%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	-39,895	120,108	66,568	-44.6%	-266.9%	-119,344	169,659	-242.2%
Net income	97,332	-277,703	-158,385	-43.0%	n.a.	298.384	-401.993	n.a.
Efficiency ratio (1)	50.8%	93.7%	58.7%	-3500 bps	790 bps	52.6%	65.2%	1260 bps
ROAE	18.7%	-55.9%	-35.8%	2010 bps	n.a.	19.7%	-28.4%	n.a.
ROAE incl. goowdill	17.5%	-52.2%	-33.2%	1900 bps	n.a.	18.4%	-26.4%	n.a.
L/D ratio	125.0%	132.4%	146.5%	1410 bps	2150 bps
IOL ratio	5.4%	6.6%	6.0%	-60 bps	60 bps
NPL ratio	6.5%	7.5%	7.2%	-30 bps	70 bps
Coverage of IOLs	165.1%	205.5%	246.6%	4110 bps	8150 bps
Coverage of NPLs	138.7%	180.3%	206.5%	2620 bps	6780 bps
Branches (2)	324	324	323	-1	-1
Employees	11,355	11,388	11,133	-255	-222

(1) Figures differ than previously reported, consider the data presented in this report.

(2) Includes Banco de la Nacion branches, which in September-19, June-20 and September-20 were 35.

11.6. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Sep 19	Jun 20	Sep 20	QoQ	YoY
ASSETS
Cash and due from banks	1,458,634	1,902,835	2,184,964	14.8%	49.8%
Investments	1,293,203	1,410,359	1,282,579	-9.1%	-0.8%
Total loans	7,653,370	8,374,583	8,449,617	0.9%	10.4%
Current	7,479,263	8,221,417	8,321,906	1.2%	11.3%
Internal overdue loans	155,533	128,441	100,875	-21.5%	-35.1%
Refinanced	18,573	24,725	26,835	8.5%	44.5%
Allowance for loan losses	(235,398)	(376,247)	(434,471)	15.5%	84.6%
Net loans	7,417,972	7,998,336	8,015,146	0.2%	8.1%
Property, plant and equipment, net	49,972	50,950	50,678	-0.5%	1.4%
Other assets	113,729	175,573	192,489	9.6%	69.3%
Total assets	10,333,511	11,538,053	11,725,856	1.6%	13.5%
LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	8,985,603	9,990,773	10,023,973	0.3%	11.6%
Due to banks and correspondents	29,501	54,571	83,660	53.3%	183.6%
Bonds and subordinated debt	105,678	111,239	110,625	-0.6%	4.7%
Other liabilities	478,255	683,892	824,117	20.5%	72.3%
Total liabilities	9,599,036	10,840,474	11,042,375	1.9%	15.0%
Net equity	734,474	697,579	683,481	-2.0%	-6.9%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	10,333,511	11,538,053	11,725,856	1.6%	13.5%

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep-18	Sep-19	Sep 20 / Sep 19
Net interest income	84,321	83,164	91,255	9.7%	8.2%	243,063	261,065	7.4%
Provision for loan losses, net of recoveries	(8,866)	(100,707)	(71,996)	-28.5%	N/A	(36,885)	(208,712)	465.9%
Net interest income after provisions	75,455	-17,543	19,260	-209.8%	-74.5%	206,178	52,352	-74.6%
Non-financial income	34,036	24,951	27,561	10.5%	-19.0%	93,280	78,964	-15.3%
Total expenses	(66,523)	(55,334)	(61,480)	11.1%	-7.6%	(199,668)	(180,838)	-9.4%
Translation result	(7)	38	(93)	-341.3%	N/A	(14)	(82)	477.2%
Income taxes	(17,386)	8,305	(6,165)	-174.2%	-64.5%	(34,755)	(4,066)	-88.3%
Net income	25,575	(39,582)	(20,916)	47.2%	-181.8%	65,021	(53,670)	-182.5%
Efficiency ratio	56.8%	51.0%	51.2%	20 bps	-560 bps	60.0%	52.9%	-710 pbs
ROAE	14.4%	-22.5%	-12.1%	1040 bps	-2648 bps	15.7%	14.7%	-105 pbs
L/D ratio	85.2%	83.8%	84.3%	50 bps	-88 bps
IOL ratio	2.03%	1.53%	1.19%	-30 bps	-84 bps
NPL ratio	2.27%	1.83%	1.51%	-30 bps	-76 bps
Coverage of IOLs	151.3%	292.9%	430.7%	13780 bps	27935 bps
Coverage of NPLs	135.2%	245.6%	340.2%	9460 bps	20500 bps
Branches	56	55	54	-1	-2
Agentes	438	583	664	81	226
ATMs	303	308	310	2	7
Employees	1,732	1,692	1,659	-33	-73

11.7. Credicorp Capital

Credicorp Capital	Quarter			% change		Year		% change
S/ 000	3Q19	2Q20	3Q20	QoQ	YoY	Set 19	Set 20	Set 20 / Set 19
Net interest income	-9,271	-8,785	-5,017	-42.9%	-0.45885	-24,568	-23,245	-5.4%
Non-financial income	141,907	159,421	185,903	16.6%	31.0%	432,637	482,288	11.5%
Fee income	96,586	86,830	133,469	53.7%	38.2%	281,880	324,550	15.1%
Net gain on foreign exchange transactions	11,469	3,602	9,121	153.2%	-20.5%	30,635	14,270	-53.4%
Net gain on sales of securities	32,455	70,118	61,578	-12.2%	89.7%	130,392	111,221	-14.7%
Derivative Result	123	-20,388	-26,956	32.2%	n.a	-29,153	-3,393	-88.4%
Result from exposure to the exchange rate	389	15,601	5,306	-66.0%	n.a	1,002	21,077	N/A
Other income	885	3,658	3,385	-7.5%	282.5%	17,881	14,563	-18.6%
Operating expenses (1)	-114,119	-127,665	-139,487	9.3%	22.2%	-354,642	-391,982	10.5%
Operating income	18,517	22,971	41,399	80.2%	123.6%	53,427	67,061	25.5%
Income taxes	-5,559	-7,242	-14,397	98.8%	159.0%	-13,703	-23,940	74.7%
Non-controlling interest	-52	112	219	95.5%	n.a	472	363	-23.1%
Net income	13,010	15,617	26,783	71.5%	105.9%	39,252	42,758	8.9%

* Unaudited results.

(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

11.8. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	3Q19	2Q20	3Q20	QoQ	YoY
Total loans	732.6	722.1	728.2	0.9%	-0.6%
Total investments	733.6	1,093.2	862.6	-21.1%	17.6%
Total assets	1,991.8	2,880.0	2,149.1	-25.4%	7.9%
Total deposits	1,277.5	2,097.2	1,543.0	-26.4%	20.8%
Net shareholder's equity	264.5	233.7	222.9	-4.6%	-15.7%
Net income	12.9	36.2	-17.0	n.a	n.a

Interest earning assets (1)

Interest earning assets*	Quarter			% change
US$ 000	3Q19	2Q20	3Q20	QoQ	YoY
Due from banks	157	736	306	-78.7%	-48.9%
Total loans	733	722	728	1.5%	0.6%
Investments	657	1051	771	-37.5%	-14.8%
Total interest earning assets	1,546	2,509	1,805	-38.4%	-14.4%

* Excludes investments in equities and mutual funds.

(1) Figures from 3Q19 differs from previously reported, please consider the figures from this report.

Liabilities

Liabilities	Quarter			% change
US$ 000	3Q19	2Q20	3Q20	QoQ	YoY
Deposits	1,278	2,097	1,543	-39.1%	-17.2%
Borrowed Funds	83	148	98	-43.8%	100.0%
Other liabilities	367	401	286	-8.6%	28.5%
Total liabilities	1,727	2,646	1,926	-34.7%	-10.3%

Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of September 2020

11.9. Grupo Pacifico

GRUPO PACIFICO *
(S/ in thousands)

	As of			% change
	Sep 19	Jun 20	Sep 20	QoQ	YoY
Total assets	13,154,757	14,509,571	15,115,751	4.2%	14.9%
Investment on securities (1)	9,642,535	11,089,545	11,625,405	4.8%	20.6%
Technical reserves	8,946,136	10,635,795	11,098,905	4.4%	24.1%
Net equity	3,097,078	2,821,972	2,829,498	0.3%	-8.6%

Quarter	% change	YTD	% change
3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Net earned premiums	615,145	560,754	602,361	7.4%	-2.1%	1,796,633	1,803,822	0.4%
Net claims	(392,520)	(335,152)	(517,735)	54.5%	31.9%	(1,158,759)	(1,236,412)	6.7%
Net fees	(147,821)	(118,750)	(123,463)	4.0%	-16.5%	(420,685)	(398,378)	-5.3%
Net underwriting expenses	(30,293)	(40,105)	(26,991)	-32.7%	-10.9%	(101,065)	(117,255)	16.0%
Underwriting result	44,512	66,746	(65,828)	-198.6%	-247.9%	116,123	51,776	-55.4%
Net financial income	126,226	137,648	149,354	8.5%	18.3%	419,831	422,101	0.5%
Total expenses	(104,421)	(112,832)	(105,640)	-6.4%	1.2%	(319,486)	(323,726)	1.3%
Other income	14,208	11,435	9,972	-12.8%	-29.8%	30,079	29,746	-1.1%
Traslations results	1,621	151	(1,500)	-1091.9%	-192.6%	643	241	-62.6%
EPS contribution	14,702	16,806	9,417	-44.0%	-35.9%	36,378	43,409	19.3%
Medical Assistance insurance deduction	(5,348)	(17,944)	(10,566)	-41.1%	97.6%	(12,830)	(34,940)	172.3%
Income tax	(1,491)	(1,125)	86	-107.6%	-105.7%	(4,367)	(2,589)	-40.7%
Income before minority interest	90,008	100,884	(14,705)	n.a.	n.a.	266,371	186,018	-30.2%
Non-controlling interest	(2,525)	(1,848)	1,496	n.a.	n.a.	(7,571)	(2,875)	-62.0%
Net income	87,482	99,036	(13,209)	n.a.	n.a.	258,800	183,143	-29.2%
Ratios
Ceded	14.4%	17.8%	12.4%	-540bps	-200bps	15.1%	14.3%	-80bps
Loss ratio (2)	63.8%	59.8%	86.0%	2620bps	2220bps	64.5%	68.5%	400bps
Fees + underwriting expenses, net / net earned premiums	29.0%	28.3%	25.0%	-330bps	-400bps	29.0%	28.6%	-40bps
Operating expenses / net earned premiums	17.0%	20.1%	17.5%	-260bps	50bps	17.8%	17.9%	10bps
ROAE (3)(4)	11.0%	14.6%	-2.1%	-1670bps	-1310bps	11.8%	8.1%	-370bps
Return on written premiums	10.1%	12.3%	-1.5%	-1380bps	-1160bps	9.6%	7.1%	-250bps
Combined ratio of Life (5)	114.6%	122.1%	143.4%	2130bps	2880bps	114.6%	143.4%	2880bps
Combined ratio of P&C (6)	97.9%	79.8%	84.8%	500bps	-1310bps	97.9%	84.8%	-1310bps
Equity requirement ratio (7)	1.17	x	1.35	x	1.33	x	0.02	x	0.16	x	1.17	x	1.33	x	0.16	x

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + Reserves / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums] - (Net Financial Income without real estate sales, securities sales, impairment loss and fluctuation / Net earned premiums).

(6) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

(7) Support to cover credit risk, market risk and operational risk.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Results
Net earned premiums	275,951	266,614	285,899	7.2%	3.6%	799,131	830,770	4.0%
Net claims	(233,949)	(173,711)	(243,096)	39.9%	3.9%	(693,250)	(630,785)	-9.0%
Net fees	(12,365)	(11,455)	(12,185)	6.4%	-1.5%	(35,941)	(35,758)	-0.5%
Net underwriting expenses	(2,486)	(2,929)	(2,646)	-9.7%	6.5%	(7,890)	(8,421)	6.7%
Underwriting result	27,151	78,520	27,972	-64.4%	3.0%	62,051	155,806	151.1%
Net financial income	1,612	1,990	1,658	-16.7%	2.8%	4,187	4,180	-0.2%
Total expenses	(18,352)	(19,767)	(18,340)	-7.2%	-0.1%	(54,091)	(57,766)	6.8%
Other income	251	162	513	217.1%	104.2%	1,884	919	-51.2%
Traslations results	1,030	1,386	776	-44.0%	-24.7%	817	3,081	277.2%
Income tax	(3,716)	(19,699)	(3,655)	-81.4%	-1.7%	(4,772)	(33,179)	n.a
Net income before Medical services	7,976	42,592	8,923	-79.0%	11.9%	10,076	73,041	n.a
Net income of Medical services	21,341	-9,169	9,936	-208.4%	n.a	62,432	13,532	-78.3%
Net income	29,317	33,424	18,860	-43.6%	-35.7%	72,508	86,574	19.4%

11.10. Prima AFP

	Quarter			% change		YTD		% change
	3Q19	2Q20	3Q20	QoQ	YoY	Sep 19	Sep 20	Sep 20 / Sep 19
Income from commissions	97,099	72,296	89,242	23.4%	-8.1%	302,723	264,771	-12.5%
Administrative and sale expenses	(33,617)	(30,129)	(36,958)	22.7%	9.9%	(109,267)	(102,893)	-5.8%
Depreciation and amortization	(8,190)	(6,126)	(5,982)	-2.3%	-27.0%	(17,388)	(18,208)	4.7%
Operating income	55,292	36,041	46,302	28.5%	-16.3%	176,068	143,670	-18.4%
Other income and expenses, net (profitability of lace)	4,500	24,020	4,855	-79.8%	7.9%	30,320	(16,058)	-153.0%
Income tax	(17,097)	(8,759)	(12,918)	47.5%	-24.4%	(56,421)	(41,832)	-25.9%
Net income before translation results	42,695	51,302	38,239	-25.5%	-10.4%	149,968	85,779	-42.8%
Translations results	(301)	(70)	(202)	187.4%	-32.9%	(206)	(589)	185.8%
Net income	42,394	51,232	38,037	-25.8%	-10.3%	149,761	85,190	-43.1%
ROAE	26.0%	35.8%	24.6%	-1113pbs	-141pbs	30.6%	17.0%	-1357pbs

	As of			% change
	3Q19	2Q20	3Q20	QoQ	YoY
Total assets	937,573	951,560	1,015,828	6.8%	8.3%
Total liabilities	265,447	353,019	379,394	7.5%	42.9%
Net shareholders' equity (1)	672,126	598,541	636,434	6.3%	-5.3%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Jun 20	% share	Sep 20	% share
Fund 0	932	2.0%	1,030	2.2%
Fund 1	7,278	15.7%	7,281	15.7%
Fund 2	33,353	72.0%	33,162	71.7%
Fund 3	4,769	10.3%	4,783	10.3%
Total S/ Millions	46,331	100%	46,255	100%

Source: SBS

Nominal profitability over the last 12 months

	Jun 20 / Jun 19	Sep 20 / Sep 19
Fund 0	4.1%	3.5%
Fund 1	4.6%	5.0%
Fund 2	1.6%	3.2%
Fund 3	-8.4%	-3.9%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

Main indicators and market share	Prima 2Q20	System 2Q20	% share 2Q20	Prima 3Q20	System 3Q20	% share 3Q20
Affiliates	2,364,850	7,576,582	31.2%	2,362,074	7,672,933	30.8%
New affiliations (1)	-	55,288	0.0%	-	100,149	0.0%
Funds under management (S/ Millions)	46,331	152,384	30.4%	46,255	152,297	30.4%
Collections (S/ Millions) (2)	349	1,072	32.5%	848	2,757	30.8%
Voluntary contributions (S/ Millions) (2)	1,013	2,130	47.5%	1,138	2,451	46.4%
RAM (S/ Millions) (2) (3)	1,058	3,235	32.7%	1,244	3,955	31.4%

Source: SBS

(1) As of June 2019, another AFP has the exclusivity of affiliations.

(2) Information available as of May 2020.

(3) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.

11.11. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and notes issued.

(3) Does not include Life insurance business.

(4) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(5) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

11.12. Non-recurring events

Non-Recurring Events (Before Tax)

3Q20
Universal Banking
BCP Zero-interest-rate loans Impairment	33.8
BCP's Bonds Exchange	(108.3)
Microfinance
Mibanco Zero-interest-rate loans Impairment	56.5
Net Interest Income (1)	(17.9)
IB&WN
ASB Propietary Investment	(23.2)
Holdings
Impairment at PE Investment	(23.0)
Non-Financial Income (2)	(46.2)
IB&WN
ASB Legal Contingency	(71.9)
Holdings
Impairment in Bancompartir's Goodwill	(64.0)
Other Expenses (3)	(135.9)
Credicorp (1 + 2 + 3)
Total Non-Recurring (Before Tax)	(200.1)
Total Non-Recurring (After Tax and Minority Interest)	(184.8)

11.13. Glossary of terms

Government Program Loans (“GP or GP loans”)	Loan Portfolio related to Reactiva Peru and FAE-Mype to respond quickly and effectively to liquidity needs and maintain the payment chain.
Structural Loans	Loan Portfolio excluding GP Loans
One-off Impairment	One-off IFRS9 modification loss related to the zero-interest-rate loans to finance frozen installments.
Structural Cost of risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator the total amount of GP Loans.
Structural Internal Overdue Loans (IOL) ratio	IOL Ratio related to the Structural Loans. It excludes the impact of GP Loans.
Structural Early delinquency (>60 - <150)	Early Delinquency Ratio related to the Structural Loans. It excludes the impact of GP Loans
Structural NPL ratio	NPL Ratio related to the Structural Loans. It excludes the impact of GP Loans.
Structural NIM	NIM related to structural loans and other interest earning assets. It excludes the impact from GP loans and the one-off impairment.
Structural Funding Cost	Funding Cost Ratio excluding the impact of Central Bank funding for GP Loans
Adjusted Income Growth	Income growth excluding the one-off impairment
Adjusted Efficiency ratio	Efficiency ratio excluding the one-off impairment from operating income.